PROSPECTUS

AUGUST 1, 2010



QUANT FUNDS

DISCIPLINED INVESTING

	Ordinary Shares	Institutional Shares
U.S. EQUITY FUNDS		
QUANT SMALL CAP FUND	USBNX	QBNAX
QUANT LONG/SHORT FUND	USBOX	QGIAX
INTERNATIONAL EQUITY FUNDS		
QUANT EMERGING MARKETS FUND	QFFOX	QEMAX
QUANT FOREIGN VALUE FUND	QFVOX	QFVIX
QUANT FOREIGN VALUE SMALL CAP FUND	QUSOX	QUSIX

This page is not part of the prospectus.

QUANT FUNDS

DISCIPLINED INVESTING

PROSPECTUS
August 1, 2010

	Ordinary Shares	Institutional Shares
U.S. EQUITY FUNDS		
Quant Small Cap Fund	USBNX	QBNAX
Quant Long/Short Fund	USBOX	QGIAX
INTERNATIONAL EQUITY FUNDS		
Quant Emerging Markets Fund	QFFOX	QEMAX
Quant Foreign Value Fund	QFVOX	QFVIX
Quant Foreign Value Small Cap Fund	QUSOX	QUSIX

As with all mutual fund shares, these securities have not been approved or disapproved by the Securities and Exchange Commission, and the Securities and Exchange Commission has not determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

Quant Small Cap Fund

Investment Objective: Maximum long-term capital appreciation.

Fee Table and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Ordinary Shares	Institutional Shares
Management Fees	1.00%	1.00%
Distribution (12b-1) Fees	0.25%	None
Other Expenses	0.40%	0.41%
Total Annual Fund Operating Expenses	1.65%	1.41%

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same as set forth in the table above. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Ordinary Class	$168	$520	$897	$1,955
Institutional Class	$144	$446	$771	$1,691

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may results in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 50% of the average value of its portfolio for each class.

Principal Investment Strategies

Under normal market conditions, the Small Cap Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in stocks of small cap companies. The Fund considers U.S. small cap companies to be those having a market capitalization (at time of purchase) from $250 million to $2 billion.

The Fund employs a "quantitative" investment approach to selecting investments. The quantitative investment approach relies on financial models and computer databases to assist in the stock selection process. The Advisor's proprietary computer models are capable of rapidly ranking a large universe of eligible investments using an array of traditional factors applied in financial analysis, such as cash flow, earnings growth, and price to earnings ratios, as well as other non-traditional factors. With the benefit of these rankings, the Fund's Advisor can monitor a portfolio of securities for consistency with the Fund's investment objectives. The Fund's Advisor also uses qualitative analysis, due diligence, fundamental research, and analysis of an issuer based upon its financial statements and operations to identify security or market events not otherwise captured by its models. The Fund may lend portfolio securities in an attempt to generate revenue and improve performance for the Fund. The extent of securities loaned will vary based on market conditions and other factors.

Principal Investment Risks

All investments carry a certain amount of risk and the Fund cannot guarantee that it will achieve its investment objective. You may lose money by investing in the Fund. Below are the principal risks of investing in the Fund.

Market

The risk that movements in the securities markets or changes in the financial market conditions, such as interest rates, will adversely affect the price of a Fund's investments, regardless of how well the companies in which the Fund invests perform.

Equity Securities

The value of equity securities, such as common stocks and preferred stocks, may decline or fail to appreciate as expected. Such decline may be due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income investments.

Small Cap Companies

Small cap companies are more likely than larger companies to have limited product lines, markets or financial resources, or to depend on a small inexperienced management group. Small cap companies' earnings and revenue tend to be less predictable than larger companies. Stocks of these companies may trade less frequently and in limited volume, and their prices may fluctuate more than stocks of other companies. Stocks of these companies may therefore be more vulnerable to adverse developments than those of larger companies. Such stocks may be harder to sell at the times and priced the Fund's Advisor thinks appropriate.

Securities Lending Risk

Securities lending involves two primary risks "investment risk" and "borrower default risk." Investment risk is the risk that the fund will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the fund will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

Non-Diversification

The Fund is "non-diversified" under the Investment Company Act of 1940, as amended (the "1940 Act"), which means that it may invest a higher percentage of its assets in a smaller number of issuers. As a result, a decline in the value of the securities of one issuer could have a greater negative effect on the Fund.

QUANT FUNDS

Performance

The following bar charts and tables provide some indication of the risks of investing in a Fund by showing changes in each Fund's performance over time. The tables also compare a Fund's performance to a broad measure of market performance that reflects the type of securities in which the Fund invests. Past performance does not necessarily indicate how the Fund will perform (before and after taxes) in the future. *Updated performance information is available at* www.quantfunds.com.

Annual Return Ordinary Class (Calendar year ended December 31) Returns for Institutional Shares will differ from the Ordinary Share returns due to differences in expenses between the classes.



The calendar year-to-date return of the Ordinary Shares of Small Cap Fund as of 6/30/2010 is –0.34%

Best Quarter:	Q3 2009	17.75%
Worst Quarter:	Q4 2008	–33.47%

Average Annual Total Returns for the periods ended December 31, 2009

	1 Year	5 Years	10 Years
Ordinary Shares Before Taxes	33.35%	–2.21%	1.57%
Ordinary Shares After Taxes on Distributions	33.18%	–2.94%	0.66%
Ordinary Shares After Taxes on Distributions and Sale of Fund Shares	21.81%	–1.66%	1.24%
Institutional Shares Before Taxes	33.57%	–1.85%	2.01%
Russell 2000 Index	27.17%	0.51%	3.51%

After-tax returns. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state or local taxes. Actual after-tax returns may differ depending on your individual circumstances and may differ from those shown. The after-tax returns shown are not relevant if you hold your shares in a retirement account or in another tax-deferred arrangement. After-tax returns are shown only for Ordinary Shares and after-tax returns for Institutional Shares may vary. Actual after-tax returns may differ depending on your individual circumstances.

Management

The Fund is managed by Quantitative Investment Advisors, Inc. d/b/a Quantitative Advisors. The Fund is sub-advised by Columbia Partners, L.L.C., Investment Management ("Columbia").

Investment Team	Fund Experience
Robert A. von Pentz, CFA	Senior Equity Portfolio Manager and Research Analyst since 1996.
Rhys Williams, CFA	Senior Equity Portfolio Manager and Research Analyst since 1997.
Gráinne Coen	Equity Team Portfolio Manager and Research Analyst since 2001.
Matt Williams, CPA, CFA	Equity Team Portfolio Manager and Research Analyst since 2006.
Dan Goldstein, CFA	Equity Team Portfolio Manager and Research Analyst since 1996.
Mark Tindall, CFA	Equity Team Portfolio Manager and Research Analyst since 2003.

Buying and Selling Fund Shares

You may buy or sell shares of the Fund on any business day by contacting the Quant Funds, through mail or by phone, or through your broker or financial intermediary. Generally, purchase and redemption orders of Fund shares are processed at the net asset value next calculated after an order is received.

Initial Investment Minimum

Ordinary Class: $2,500 or
Ordinary Class Retirement Accounts: $1,000

Institutional Class: $1,000,000

Ongoing Investment Minimum
Both Classes: 50 shares

Contact Information

Mail: Quant Funds
Attention: Transfer Agent
55 Old Bedford Road
Lincoln, MA 01773
Telephone: 1-800-326-2151
Website: www.quantfunds.com

Tax Information

The Fund's distributions may be taxable as ordinary income or capital gains, except when your investment is in an IRA, 401(k) or other tax-advantaged investment plan. These tax-advantaged plans may be taxed at a later date based upon your individual circumstances.

Payments to Broker-Dealers and other Financial Intermediaries

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies my pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's internet site for more information.

Quant Long/Short Fund

Investment Objective: Long-term growth of capital.

Fee Table and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Ordinary Shares	Institutional Shares
Management Fees	1.00%	1.00%
Distribution (12b-1) Fees	0.25%	None
Other Expenses	0.67%	0.63%
Dividend expenses on short sales	0.18%	0.18%
Total Other Expenses	0.85%	0.81%
Total Annual Fund Operating Expenses	2.10%	1.81%

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same as set forth in the table above. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Ordinary Class	$213	$658	$1,129	$2,431
Institutional Class	$184	$569	$ 980	$2,127

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may results in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 191% of the average value of its portfolio for each class.

Principal Investment Strategies

Under normal market conditions, Long/Short Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of U.S. issuers. The Long/Short Fund mainly invests in stocks of larger companies (generally with greater than $1 billion in market capitalization, at time of purchase), but there is no minimum market capitalization for companies whose securities Long/Short Fund may purchase.

Long/Short Fund may invest in long and short positions of publicly traded equity securities. Long/Short Fund's long and short positions may include equity securities included in the Russell 1000 Index and/or S&P 500 Index. Long/Short Fund buys securities "long" that the Fund's Advisor believes will outperform and sells securities "short" that the Long/Short Fund's Advisor believes will underperform. When Long/Short Fund buys a security long, it owns the security. When Long/Short Fund sells a security short, it borrows the security from a third party and sells it at the then-current market price. Long/Short Fund is then obligated to buy the security on a later date so that it can return the security to the lender. This is not a market neutral strategy. Long/Short Fund's long-short exposure will vary over time based on the Advisor's assessment of market conditions and other factors. The cash received from short sales may be used to invest in long equity positions. Under normal market conditions, Long/Short Fund's long equity exposure ranges from 110% to 133% of the Long/Short Fund's net assets and its short equity exposure ranges from 10% to 33% of the Fund's net assets. Long/Short Fund's Advisor will normally maintain long and short positions such that the Fund's net long equity exposure (i.e., the percentage of long equity positions minus the percentage of short equity positions) does not exceed 100% of the Fund's net assets, excluding cash and cash equivalents. The Fund may lend portfolio securities in an attempt to generate revenue and improve performance for the Fund. The extent of securities loaned will vary based on market conditions and other factors.

The Fund employs a "quantitative" investment approach to selecting investments. A quantitative investment approach relies on financial models and computer databases to assist in the stock selection process. The Advisor's proprietary computer models are capable of rapidly ranking a large universe of eligible investments using an array of traditional factors applied in financial analysis, such as cash flow, earnings growth, and price to earnings ratios, as well as other non-traditional factors. With the benefit of these rankings, the Fund's Advisor can monitor a portfolio of securities for consistency with the Fund's investment objectives. The Fund's Advisor also uses qualitative analysis, due diligence, fundamental research, and analysis of an issuer based upon its financial statements and operations to identify security or market events not otherwise captured by its models.

Principal Investment Risks

All investments carry a certain amount of risk and the Fund cannot guarantee that it will achieve its investment objective. You may lose money by investing in the Fund. Below are the principal risks of investing in the Fund.

Market

The risk that movements in the securities markets or changes in the financial market conditions, such as interest rates, will adversely affect the price of a Fund's investments, regardless of how well the companies in which the Fund invests perform.

Equity Securities

The value of equity securities, such as common stocks and preferred stocks, may decline or fail to appreciate as expected. Such decline may be due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income investments.

Short Sale Risk

If a security sold short increases in price, the Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss. To borrow the security, the Fund also may be required to pay a premium, which would increase the cost of the security sold short. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of the premium, dividends, interest or expenses the Fund may be required to pay in connection with the short sale. In addition, because the Fund's loss on a short sale arises from increases in the value of the security sold short, such loss is theoretically unlimited. By contrast, the Fund's loss on a long position arises from decreases in the value of the security and is limited by the fact that a security's value cannot drop below zero.

Leverage Risk

By investing the proceeds received from selling securities short, the Fund is employing leverage, which creates special risks. The use of leverage may increase the Fund's exposure to long equity positions and make any change in the Fund's net asset value per share greater than without the use of leverage. This could result in increased volatility of returns.

Segregated Assets Risk

Until the Fund replaces a borrowed security, it is required to maintain a segregated account of cash or highly liquid securities with a broker or custodian to cover the Fund's short position. Securities held in a segregated account cannot be sold while the position they are covering is outstanding, unless they are replaced with similar securities. As a result, there is the possibility that segregation of a percentage of the Fund's assets could affect its portfolio management.

Non-Diversification

The Fund is "non-diversified" under the Investment Company Act of 1940, as amended (the "1940 Act"), which means that it may invest a higher percentage of its assets in a smaller number of issuers. As a result, a decline in the value of the securities of one issuer could have a greater negative effect on the Fund.

Securities Lending Risk

Securities lending involves two primary risks "investment risk" and "borrower default risk." Investment risk is the risk that the fund will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the fund will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

Performance

The following bar charts and tables provide some indication of the risks of investing in a Fund by showing changes in each Fund's performance over time. The tables also compare a Fund's performance to a broad measure of market performance that reflects the type of securities in which the Fund invests. Past performance does not necessarily indicate how the Fund will perform (before and after taxes) in the future. On November 1, 2006, the Long/Short Fund (formerly known as Quant Growth and Income Fund) changed its principal investment strategy and prior to this date did not take short positions as part of its main investment strategies. Performance shown for periods prior to November 1, 2006 does not reflect the new investment strategy. On January 2, 2008, Analytic began serving as Advisor to the Long/Short Fund. Prior to January 2, 2008, SSgA Funds Management, Inc. served as Advisor to the Long/Short Fund. *Updated performance information is available at* www.quantfunds.com.

Annual Return Ordinary Class (Calendar year ended December 31) Returns for Institutional Shares will differ from the Ordinary Share returns due to differences in expenses between the classes.



The calendar year-to-date return of the Ordinary Shares of Long/Short Fund as of 6/30/2010 is –9.67%

Best Quarter:	Q2 2009	15.53%
Worst Quarter:	Q4 2008	–23.84%

Average Annual Total Returns for the periods ended December 31, 2009

	1 Year	5 Years	10 Years
Ordinary Shares Before Taxes	20.75%	–2.31%	–5.14%
Ordinary Shares After Taxes on Distributions	20.71%	–2.43%	–5.73%
Ordinary Shares After Taxes on Distributions and Sale of Fund Shares	13.54%	–1.91%	–4.32%
Institutional Shares Before Taxes	20.51%	–2.21%	–4.86%
S&P 500 Index	26.46%	0.42%	–0.95%

After-tax returns. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state or local taxes. Actual after-tax returns may differ depending on your individual circumstances and may differ from those shown. The after-tax returns shown are not relevant if you hold your shares in a retirement account or in another tax-deferred arrangement. After-tax returns are shown only for Ordinary Shares and after-tax returns for Institutional Shares may vary. Actual after-tax returns may differ depending on your individual circumstances.

Management

The Fund is managed by Quantitative Investment Advisors, Inc. d/b/a Quantitative Advisors. The Fund is sub-advised by Analytic Investors, LLC ("Analytic")

Investment Team	Fund Experience
Harinda de Silva, Ph.D., CFA	Portfolio Manager since 2008
Dennis Bein, CFA	Portfolio Manager since 2008
Ryan Brown	Portfolio Manager since January 2010

Buying and Selling Fund Shares

You may buy or sell shares of the Fund on any business day by contacting the Quant Funds, through mail or by phone, or through your broker or financial intermediary. Generally, purchase and redemption orders of Fund shares are processed at the net asset value next calculated after an order is received.

Initial Investment Minimum

Ordinary Class: $2,500 or
Ordinary Class Retirement Accounts: $1,000

Institutional Class: $1,000,000

Ongoing Investment Minimum
Both Classes: 50 shares

Contact Information

Mail: Quant Funds
Attention: Transfer Agent
55 Old Bedford Road
Lincoln, MA 01773
Telephone: 1-800-326-2151
Website: www.quantfunds.com

Tax Information

The Fund's distributions may be taxable as ordinary income or capital gains, except when your investment is in an IRA, 401(k) or other tax-advantaged investment plan. These tax-advantaged plans may be taxed at a later date based upon your individual circumstances.

Payments to Broker-Dealers and other Financial Intermediaries

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies my pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's internet site for more information.

Quant Emerging Markets Fund

Investment Objective: Long-term growth of capital.

Fee Table and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Ordinary Shares	Institutional Shares
Management Fees	1.00%	1.00%
Distribution (12b-1) Fees	0.25%	None
Other Expenses	0.49%	0.50%
Acquired Fund Fees and Expenses*	0.05%	0.05%
Total Annual Fund Operating Expenses	1.79%	1.55%

* Expenses incurred by the Fund as a result of investment in other mutual funds.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same as set forth in the table above. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Ordinary Class	$182	$563	$970	$2,105
Institutional Class	$158	$490	$845	$1,845

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may results in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 120% of the average value of its portfolio for each class.

Principal Investment Strategies

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in common stocks, including depository receipts, warrants and rights, of emerging markets issuers. An emerging markets issuer is one having a country classification assigned by MSCI from a country included in the MSCI Emerging Markets Index

("MSCI EM"). Emerging Markets Fund may also buy and sell forward foreign currency exchange contracts in non-U.S. currencies in connection with its investments. The Fund may invest in companies of any capitalization.

Currently countries included in the MSCI EM Index include: Brazil, Chile, China, Columbia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, the Philippines, Poland, Russia, South Africa, Taiwan, Thailand, and Turkey. The Fund may invest in other countries it considers an emerging markets.

The Fund generally invests in at least eight countries and three or more broad geographic regions, such as Latin America, Asia or Europe. The Fund may invest greater than 25% of its assets in a particular region, but not in a country.

The Fund employs a "quantitative" investment approach to selecting investments. The quantitative investment approach relies on financial models and computer databases to assist in the stock selection process. The Advisor's Proprietary computer models are capable of rapidly ranking a large universe of eligible investments using an array of traditional factors applied in financial analysis, such as cash flow, earnings growth, and price to earnings ratios, as well as other non-traditional factors. With the benefit of these rankings, the Fund's Advisor can monitor a portfolio of securities for consistency with the Fund's investment objectives. The Fund's Advisor also uses qualitative analysis, due diligence, fundamental research, and analysis of an issuer based upon its financial statements and operations to identify security or market events not otherwise captured by its models. The Fund may lend portfolio securities in an attempt to generate revenue and improve performance for the Fund. The extent of securities loaned will vary based on market conditions and other factors.

Principal Investment Risks

All investments carry a certain amount of risk and the Fund cannot guarantee that it will achieve its investment objective. You may lose money by investing in the Fund. Below are the principal risks of investing in the Fund.

Market

The risk that movements in the securities markets or changes in the financial market conditions, such as interest rates, will adversely affect the price of a Fund's investments, regardless of how well the companies in which the Fund invests perform.

Equity Securities

The value of equity securities, such as common stocks and preferred stocks, may decline or fail to appreciate as expected. Such decline may be due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income investments.

Foreign Securities

Investment in non-U.S. securities are subject to certain risks, which may include: adverse currency movements, different accounting, auditing and financial reporting standards; adverse political and economic developments, including tax increases; limited legal recourse; unreliable or untimely information; higher trading costs, brokerage commissions and custodial fees; higher volatility and lower liquidity.

Emerging Markets

Investing in emerging markets involves risks in addition to and greater than those generally associated with investing in more developed foreign markets. The extent of foreign development, political stability, market depth, infrastructure and capitalization and regulatory oversight are generally less than in more developed markets. Emerging market economies can be subject to greater social, economic, regulatory and political uncertainties including potential expropriation and confiscatory taxation. All of these factors generally make emerging market securities more volatile and potentially less liquid than securities issued in more developed markets. Accordingly, at times the Fund may find it even more difficult to value their emerging markets investments than the Fund's other foreign investments.

Derivatives

A derivative is a security or instrument whose value is determined by reference to the value or the change in value of one or more securities, currencies, indices or other financial instruments. Even a small investment in derivatives could have a significant impact on a Fund's risk exposure to stock market values, interest rates or currency exchange rates. Certain derivatives may be less liquid and more difficult to value than other types of securities. Derivatives may be used for both hedging and investment purposes. Derivatives the Fund may use include forward foreign currency exchange contracts, futures and options on securities.

Non-Diversification

The Fund is "non-diversified" under the Investment Company Act of 1940, as amended (the "1940 Act"), which means that it may invest a higher percentage of its assets in a smaller number of issuers. As a result, a decline in the value of the securities of one issuer could have a greater negative effect on the Fund.

Securities Lending Risk

Securities lending involves two primary risks "investment risk" and "borrower default risk." Investment risk is the risk that the fund will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the fund will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

Performance

The following bar charts and tables provide some indication of the risks of investing in a Fund by showing changes in each Fund's performance over time. The tables also compare a Fund's performance to a broad measure of market performance that reflects the type of securities in which the Fund invests. Past performance does not necessarily indicate how the Fund will perform (before and after taxes) in the future. *Updated performance information is available at* www.quantfunds.com.

Annual Return Ordinary Class (Calendar year ended December 31) Returns for Institutional Shares will differ from the Ordinary Share returns due to differences in expenses between the classes.



The calendar year-to-date return of the Ordinary Shares of Emerging Markets Fund as of 6/30/2010 is –6.38%

Best Quarter:	Q4 2003	32.05%
Worst Quarter:	Q4 2008	–32.62%

Average Annual Total Returns for the periods ended December 31, 2009

	1 Year	5 Years	10 Years
Ordinary Shares Before Taxes	70.37%	11.49%	10.54%
Ordinary Shares After Taxes on Distributions	70.02%	10.93%	10.15%
Ordinary Shares After Taxes on Distributions and Sale of Fund Shares	45.96%	9.94%	9.32%
Institutional Shares Before Taxes	70.72%	11.82%	10.98%
MSCI EM Index	79.02%	15.88%	10.11%

After-tax returns. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state or local taxes. Actual after-tax returns may differ depending on your individual circumstances and may differ from those shown. The after-tax returns shown are not relevant if you hold your shares in a retirement account or in another tax-deferred arrangement. After-tax returns are shown only for Ordinary Shares and after-tax returns for Institutional Shares may vary. Actual after-tax returns may differ depending on your individual circumstances.

Management

The Fund is managed by Quantitative Investment Advisors, Inc. d/b/a Quantitative Advisors. The Fund is sub-advised by PanAgora Asset Management, Inc., ("PanAgora").

Investment Team	Fund Experience
Joel G. Feinberg	Portfolio Manager of the Fund since 2008
Sanjoy Ghosh, Ph.D.	Portfolio Manager of the Fund since 2008
Ronald Hua, CFA	Portfolio Manager of the Fund since 2008
Dmitri Kantsyrev, Ph.D., CFA	Portfolio Manager of the Fund since 2008

Buying and Selling Fund Shares

You may buy or sell shares of the Fund on any business day by contacting the Quant Funds, through mail or by phone, or through your broker or financial intermediary. Generally, purchase and redemption orders of Fund shares are processed at the net asset value next calculated after an order is received.

Initial Investment Minimum

Ordinary Class: $2,500 or
Ordinary Class Retirement Accounts: $1,000

Institutional Class: $1,000,000

Ongoing Investment Minimum
Both Classes: 50 shares

Contact Information

Mail: Quant Funds
    Attention: Transfer Agent
    55 Old Bedford Road
    Lincoln, MA 01773
Telephone: 1-800-326-2151
Website: www.quantfunds.com

Tax Information

The Fund's distributions may be taxable as ordinary income or capital gains, except when your investment is in an IRA, 401(k) or other tax-advantaged investment plan. These tax-advantaged plans may be taxed at a later date based upon your individual circumstances.

Payments to Broker-Dealers and other Financial Intermediaries

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies my pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's Web site for more information.

Quant Foreign Value Fund

Investment Objective: Long-term growth of capital and income.

Fee Table and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Ordinary Shares	Institutional Shares
Management Fees	1.00%	1.00%
Distribution (12b-1) Fees	0.25%	None
Other Expenses	0.37%	0.37%
Total Annual Fund Operating Expenses	1.62%	1.37%

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same as set forth in the table above. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Ordinary Class	$165	$511	$881	$1,922
Institutional Class	$139	$434	$750	$1,646

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may results in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 24% of the average value of its portfolio for each class.

Principal Investment Strategies

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in common stocks of foreign markets issuers. A foreign markets issuer is one that derives at least 50% of its gross revenues or profits from goods or services produced in non-U.S. markets or from sales made in non-U.S. markets. Generally, the Fund invests in foreign markets issuers in Europe, Australia, and the larger capital markets of the Far East; however, The Fund also may invest without limit in emerging markets issuers. An emerging market issuer is one that is traded in, or organized under the laws of, the countries that comprise the MSCI Emerging Markets Index. Common stocks include securities such as depositary receipts, participatory notes, warrants and rights. The Fund may also buy and sell forward foreign currency exchange contracts in non-U.S. currencies in connection with its investments.

The Fund generally will be invested in issuers in ten or more foreign countries. The Fund may invest in companies of any capitalization.

The Fund's Advisor uses a three-step investment decision making process, with the objective to identify companies with the most undervalued streams of sustainable cash flow. First, because the Advisor believes that country and industry factors are important influences on security prices, it employs proprietary quantitative investment technology to evaluate data such as cash flow and interest rates to produce a ranking of country and industry sectors. Second, because the Advisor believes that normal security price fluctuations produce company valuations that can undervalue the cash flow or assets of a company, it uses traditional valuation criteria to regularly screen a database of more than 29,000 companies worldwide to identify a pool of approximately 500 or more securities with the greatest potential for undervalued streams of sustainable cash flow or assets. Third, the Advisor conducts rigorous fundamental research on the pool of companies identified by the first two steps of the investment process. The Advisor also maintains a "watch-list" of companies which may be used if the valuation of a company held in the Fund's portfolio falls below established limits.

The Fund's Advisor may utilize options in an attempt to improve the risk/return profile of the Fund's returns. Selling/writing call options is designed to provide income to the Fund (the writer of the call option is paid a premium, but is obligated to sell a security at a target price). Purchasing put options (the purchaser has the right to sell a security at a target price) is designed to protect the Fund from dramatic downward movements in a security, effectively locking in a minimum sale price for that security. The extent of the Advisor's use of options may vary over time based on the Advisor's assessment of market conditions and other factors.

Principal Investment Risks

All investments carry a certain amount of risk and the Fund cannot guarantee that it will achieve its investment objective. You may lose money by investing in the Fund. Below are the principal risks of investing in the Fund.

Market

The risk that movements in the securities markets or changes in the financial market conditions, such as interest rates, will adversely affect the price of a Fund's investments, regardless of how well the companies in which the Fund invests perform.

Equity Securities

The value of equity securities, such as common stocks and preferred stocks, may decline or fail to appreciate as expected. Such decline may be due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income investments.

Foreign Securities

Investment in non-U.S. securities are subject to certain risks, which may include: adverse currency movements, different accounting, auditing and financial reporting standards; adverse political and economic developments, including tax increases; limited legal recourse; unreliable or untimely information; higher trading costs, brokerage commissions and custodial fees; higher volatility and lower liquidity.

QUANT FUNDS

Emerging Markets

Investing in emerging markets involves risks in addition to and greater than those generally associated with investing in more developed foreign markets. The extent of foreign development, political stability, market depth, infrastructure and capitalization and regulatory oversight are generally less than in more developed markets. Emerging market economies can be subject to greater social, economic, regulatory and political uncertainties including potential expropriation and confiscatory taxation. All of these factors generally make emerging market securities more volatile and potentially less liquid than securities issued in more developed markets. Accordingly, at times the Fund may find it even more difficult to value their emerging markets investments than the Fund's other foreign investments.

Derivatives

A derivative is a security or instrument whose value is determined by reference to the value or the change in value of one or more securities, currencies, indices or other financial instruments. Even a small investment in derivatives could have a significant impact on a Fund's risk exposure to stock market values, interest rates or currency exchange rates. Certain derivatives may be less liquid and more difficult to value than other types of securities. Derivatives may be used for both hedging and investment purposes. Derivatives the Fund may invest in include futures and options on securities.

Non-Diversification

The Fund is "non-diversified" under the Investment Company Act of 1940, as amended (the "1940 Act"), which means that it may invest a higher percentage of its assets in a smaller number of issuers. As a result, a decline in the value of the securities of one issuer could have a greater negative effect on the Fund.

Performance

The following bar charts and tables provide some indication of the risks of investing in a Fund by showing changes in each Fund's performance over time. The tables also compare a Fund's performance to a broad measure of market performance that reflects the type of securities in which the Fund invests. Past performance does not necessarily indicate how the Fund will perform (before and after taxes) in the future. *Updated performance information is available at* www.quantfunds.com.

Annual Return Ordinary Class (Calendar year ended December 31) Returns for Institutional Shares will differ from the Ordinary Share returns due to differences in expenses between the classes.



The calendar year-to-date return of the Ordinary Shares of Foreign Value Fund as of 6/30/2010 is –7.80%

Best Quarter:	Q2 2009	36.87%
Worst Quarter:	Q4 2008	–26.53%

Average Annual Total Returns for the periods ended December 31, 2009

	1 Year	5 Years	10 Years
Ordinary Shares Before Taxes	58.04%	2.22%	6.64%
Ordinary Shares After Taxes on Distributions	52.67%	1.12%	5.96%
Ordinary Shares After Taxes on Distributions and Sale of Fund Shares	40.61%	1.75%	5.57%
Institutional Shares Before Taxes	57.99%	2.43%	6.89%
MSCI EAFE Index	32.46%	4.02%	1.58%

After-tax returns. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state or local taxes. Actual after-tax returns may differ depending on your individual circumstances and may differ from those shown. The after-tax returns shown are not relevant if you hold your shares in a retirement account or in another tax-deferred arrangement. After-tax returns are shown only for Ordinary Shares and after-tax returns for Institutional Shares may vary. Actual after-tax returns may differ depending on your individual circumstances.

Management

The Fund is managed by Quantitative Investment Advisors, Inc. d/b/a Quantitative Advisors. The Fund is sub-advised by Polaris Capital Management, LLC ("Polaris").

Portfolio Managers	Fund Experience
Bernard R. Horn, Jr.	Lead Portfolio Manager of the Fund since 1998 (Fund inception).
Sumanta Biswas, CFA	Assistant Portfolio Manager of the Fund since 2004

Buying and Selling Fund Shares

You may buy or sell shares of the Fund on any business day by contacting the Quant Funds, through mail or by phone, or through your broker or financial intermediary. Generally, purchase and redemption orders of Fund shares are processed at the net asset value next calculated after an order is received.

Initial Investment Minimum

Ordinary Class: $2,500 or
Ordinary Class Retirement Accounts: $1,000

Institutional Class: $1,000,000

Ongoing Investment Minimum
Both Classes: 50 shares

Contact Information

Mail: Quant Funds
Attention: Transfer Agent
55 Old Bedford Road
Lincoln, MA 01773
Telephone: 1-800-326-2151
Website: www.quantfunds.com

Tax Information

The Fund's distributions may be taxable as ordinary income or capital gains, except when your investment is in an IRA, 401(k) or other tax-advantaged investment plan. These tax-advantaged plans may be taxed at a later date based upon your individual circumstances.

Payments to Broker-Dealers and other Financial Intermediaries

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies my pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's internet site for more information.

Quant Foreign Value Small Cap Fund

Investment Objective: Long-term growth of capital and income.

Fee Table and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Ordinary Shares	Institutional Shares
Management Fees	1.00%	1.00%
Distribution (12b-1) Fees	0.25%	None
Other Expenses	0.39%	0.43%
Acquired Fund Fees and Expenses*	0.03%	0.03%
Total Annual Fund Operating Expenses	1.67%	1.46%

* Expenses incurred by the Fund as a result of investment in other mutual funds.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same as set forth in the table above. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Ordinary Class	$170	$526	$907	$1,976
Institutional Class	$149	$462	$797	$1,746

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may results in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 14% of the average value of its portfolio for each class.

Principal Investment Strategies

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in common stocks of small companies issued in foreign markets. A foreign markets issuer is one that derives at least 50% of its gross revenues or profits from goods or services produced in non-U.S. markets or from sales made in non-U.S. markets. Generally, the Fund invests in foreign markets issuers in Europe, Australia, and the larger capital markets of the Far East; however, the Fund also may invest without limit in emerging markets issuers. An emerging market issuer is one that is traded in, or organized under the laws of, the countries that comprise the MSCI Emerging Markets Index. Common stocks include securities such as depositary receipts, participatory notes, warrants and rights. The Fund may also buy and sell forward foreign currency exchange contracts in non-U.S. currencies in connection with its investments.

The Fund generally will be invested in issuers in ten or more foreign countries. Although there is no minimum market capitalization for companies whose securities the Fund may purchase, a small cap company will have a market capitalization (at time of purchase) from $50 million to $2 billion.

The Fund's Advisor uses a three-step investment decision making process, with the objective to identify companies with the most undervalued streams of sustainable cash flow. First, because the Advisor believes that country and industry factors are important influences on security prices, it employs proprietary quantitative investment technology to evaluate data such as cash flow and interest rates to produce a ranking of country and industry sectors. Second, because the Advisor believes that normal security price fluctuations produce company valuations that can undervalue the cash flow or assets of a company, it uses traditional valuation criteria to regularly screen a database of more than 16,000 companies worldwide to identify a pool of approximately 250 or more securities with the greatest potential for undervalued streams of undervalued sustainable cash flow or assets. Third, the Advisor conducts rigorous fundamental research on the pool of companies identified by the first two steps of the investment process. The Advisor also maintains a "watch-list" of companies which may be used if the valuation of a company held in the Fund's portfolio falls below established limits.

The Fund's Advisor may utilize options in an attempt to improve the risk/return profile of the Fund's returns. Selling/writing call options is designed to provide income to the Fund (the writer of the call option is paid a premium, but is obligated to sell a security at a target price). Purchasing put options (the purchaser has the right to sell a security at a target price) is designed to protect the Fund from dramatic downward movements in a security, effectively locking in a minimum sale price for that security. The extent of the Advisor's use of options may vary over time based on the Advisor's assessment of market conditions and other factors.

Principal Investment Risks

All investments carry a certain amount of risk and the Fund cannot guarantee that it will achieve its investment objective. You may lose money by investing in the Fund. Below are the principal risks of investing in the Fund.

Market

The risk that movements in the securities markets or changes in the financial market conditions, such as interest rates, will adversely affect the price of a Fund's investments, regardless of how well the companies in which the Fund invests perform.

Equity Securities

The value of equity securities, such as common stocks and preferred stocks, may decline or fail to appreciate as expected. Such decline may be due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income investments.

QUANT FUNDS

Foreign Securities

Investment in non-U.S. securities are subject to certain risks, which may include: adverse currency movements, different accounting, auditing and financial reporting standards; adverse political and economic developments, including tax increases; limited legal recourse; unreliable or untimely information; higher trading costs, brokerage commissions and custodial fees; higher volatility and lower liquidity.

Emerging Markets

Investing in emerging markets involves risks in addition to and greater than those generally associated with investing in more developed foreign markets. The extent of foreign development, political stability, market depth, infrastructure and capitalization and regulatory oversight are generally less than in more developed markets. Emerging market economies can be subject to greater social, economic, regulatory and political uncertainties including potential expropriation and confiscatory taxation. All of these factors generally make emerging market securities more volatile and potentially less liquid than securities issued in more developed markets. Accordingly, at times the Fund may find it even more difficult to value their emerging markets investments than the Fund's other foreign investments.

Small Cap Companies

Small cap companies are more likely than larger companies to have limited product lines, markets or financial resources, or to depend on a small inexperienced management group. Small cap companies' earnings and revenue tend to be less predictable than larger companies. Stocks of these companies may trade less frequently and in limited volume, and their prices may fluctuate more than stocks of other companies. Stocks of these companies may therefore be more vulnerable to adverse developments than those of larger companies. Such stocks may be harder to sell at the times and priced the Fund's Advisor thinks appropriate.

Derivatives

A derivative is a security or instrument whose value is determined by reference to the value or the change in value of one or more securities, currencies, indices or other financial instruments. Even a small investment in derivatives could have a significant impact on a Fund's risk exposure to stock market values, interest rates or currency exchange rates. Certain derivatives may be less liquid and more difficult to value than other types of securities. Derivatives may be used for both hedging and investment purposes. Derivatives the Fund may invest in include futures and options on securities.

Non-Diversification

The Fund is "non-diversified" under the Investment Company Act of 1940, as amended (the "1940 Act"), which means that it may invest a higher percentage of its assets in a smaller number of issuers. As a result, a decline in the value of the securities of one issuer could have a greater negative effect on the Fund.

Performance

The following bar charts and tables indicate some of the risks of investing in a Fund by showing changes in each Fund's performance over time (the Fund commenced operations on May 1, 2008, therefore only one calendar year of performance is reported). The tables also compare a Fund's performance to a broad measure of market performance that reflects the type of securities in which the Fund invests. Of course, past performance does not necessarily indicate how the Fund will perform (before and after taxes) in the future. *Updated performance information is available at* www.quantfunds.com.

Annual Return Ordinary Class (Calendar year ended December 31) Returns for Institutional Shares will differ from the Ordinary Share returns due to differences in expenses between the classes.



The calendar year-to-date return of the Ordinary Shares of Foreign Value Small Cap Fund as of 6/30/2010 is −2.29%

Best Quarter:	Q2 2009	53.73%
Worst Quarter:	Q4 2008	−28.49%

Average Annual Total Returns for the periods ended December 31, 2009

	1 Year	Life of the Fund Since May 1, 2008
Ordinary Shares Before Taxes	83.13%	−1.55%
Ordinary Shares After Taxes on Distributions	83.04%	−1.71%
Ordinary Shares After Taxes on Distributions and Sale of Fund Shares	54.16%	−1.39%
Institutional Shares Before Taxes	83.43%	−1.40%
S&P EPAC Index	41.54%	−12.83%

After-tax returns. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state or local taxes. Actual after-tax returns may differ depending on your individual circumstances and may differ from those shown. The after-tax returns shown are not relevant if you hold your shares in a retirement account or in another tax-deferred arrangement. After-tax returns are shown only for Ordinary Shares and after-tax returns for Institutional Shares may vary. Actual after-tax returns may differ depending on your individual circumstances.

Management

The Fund is managed by Quantitative Investment Advisors, Inc. d/b/a Quantitative Advisors. The Fund is sub-advised by Polaris Capital Management, LLC ("Polaris")

Investment Team	Fund Experience
Bernard R. Horn, Jr.	Lead Portfolio Manager since 2008
Sumanta Biswas, CFA	Assistant Portfolio Manager since 2008
Bin Xiao, CFA	Analyst since 2008

QUANT FUNDS

Buying and Selling Fund Shares

You may buy or sell shares of the Fund on any business day by contacting the Quant Funds, through mail or by phone, or through your broker or financial intermediary. Generally, purchase and redemption orders of Fund shares are processed at the net asset value next calculated after an order is received.

Initial Investment Minimum

Ordinary Class: $2,500 or
Ordinary Class Retirement Accounts: $1,000

Institutional Class: $1,000,000

Ongoing Investment Minimum
Both Classes: 50 shares

Contact Information

Mail: Quant Funds
    Attention: Transfer Agent
    55 Old Bedford Road
    Lincoln, MA 01773
Telephone: 1-800-326-2151
Website: www.quantfunds.com

Tax Information

The Fund's distributions may be taxable as ordinary income or capital gains, except when your investment is in an IRA, 401(k) or other tax-advantaged investment plan. These tax-advantaged plans may be taxed at a later date based upon your individual circumstances.

Payments to Broker-Dealers and other Financial Intermediaries

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies my pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's internet site for more information.

Additional Information About Each Fund's Investment Objectives

Fund	Investment Objective
Quant Small Cap Fund	Maximum long-term capital appreciation
Quant Long/Short Fund	Long-term growth of capital
Quant Emerging Markets Fund	Long-term growth of capital
Quant Foreign Value Fund	Long-term growth of capital and income
Quant Foreign Value Small Cap Fund	Long-term growth of capital and income

Each Fund's investment objective is non-fundamental and may be changed by a vote of the Fund's Board, without shareholder approval. There is no guarantee the Fund will achieve its investment objective.

Additional Information About Investment Strategies and/or Related Risks

The following information provides supplemental information to the principal investment strategies and risk sections herein. Unless otherwise indicated, the following risks are considered non-principal for each Fund.

Investments other than Common Stocks. Each Fund may invest up to 20% of its assets in investments such as preferred stocks, convertible securities, fixed income securities, real estate investment trusts, or repurchase agreements.

A Fund will invest in convertible securities primarily for their equity characteristics.

A Fund may invest in fixed income securities of any maturity. A Fund may not invest more than 10% of its net assets in fixed income securities, including convertible debt securities, rated below investment grade or in unrated securities of comparable quality.

Real estate investment trusts ("REITs"). Each Fund may invest in REITs. REITs are trusts that invest primarily in real estate or real estate related loans. Investing in REITs involves unique risks. They are significantly affected by the market for real estate and are dependent upon management skills and cash flow. In addition to its own expenses, a Fund will, in some cases, indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests.

Value Stock. Each of the Funds may invest in value stocks. A value stock is a stock the Advisor believes is undervalued compared to its true worth. Value stocks are generally not expected to experience significant earnings growth. To the extent the Fund invests in value stocks, if the Fund's Advisor's assessment of a company's prospects is wrong, or if the market fails to recognize the stock's value, then the price of the company's stock may not approach the value that the Fund's Advisor believes is the full market value. Value stocks may also decline in price even when the Fund's Advisor already believes they are undervalued.

Growth Stock. Each of the Funds may invest in growth stocks. A growth stock is a stock the Advisor believes will have earnings that are likely to grow faster than the economy as a whole. To the extent the Fund invests in growth stocks, if the Fund's Advisor's assessment of the prospects for the company's earnings growth is wrong, or if its judgment about how other investors will value the company's earnings growth is wrong, then the price of the company's stock may fall or not approach the value that the Fund's Advisor has placed on it.

Depositary Receipts. Each of the Funds may each invest in depositary receipts. A depositary receipt is a receipt traded on an investor's domestic market for the shares of a company traded in foreign capital markets. American Depositary Receipts ("ADRs") are receipts of shares of a foreign-based company traded on a U.S. market. Rather than buying shares of foreign-based companies in foreign markets, U.S. investors may buy shares in the U.S. in the form of an ADR. Although traded in the U.S. markets, ADRs may be subject to the risks of their underlying foreign investments. Global Depositary Receipts ("GDRs") are receipts of shares of a company traded on a foreign market, typically an emerging market, and are generally traded on major foreign exchanges. GDRs allow investors to avoid potentially difficult or expensive trading on the issuing company's home exchange. Because the companies issuing GDRs may not be as well established or may not use the same accounting system as more developed markets, their stocks may tend to be more volatile and less liquid. Other types of depositary receipts may also be used.

Warrants. Each of the Funds may invest in warrants. Warrants are securities that give the holder the right to purchase securities (usually stock) from the issuer at a specific price within a certain time frame. Warrants do not carry with them the right to dividends or voting rights with respect to the securities that they entitle their holders to purchase, and they do not represent any rights in the assets of the issuer. An investment in warrants may be considered more speculative than certain other types of investments. The value of a warrant does not necessarily change with the value of the underlying securities, and warrants expire worthless if they are not exercised on or prior to their expiration date.

Small to Mid-Cap Companies. *Investment in small-cap companies is a principle risk for the Small Cap Fund, the Foreign Value Fund and the Foreign Value Small Cap Fund.* Each of the Funds may invest in small to mid-cap companies. Such companies are more likely than larger companies to have limited product lines, markets or financial resources, or to depend on a small, inexperienced management group. Small and mid cap companies' earnings and revenue tend to be less predictable than larger companies. Stocks of these companies may trade less frequently and in limited volume, and their prices may fluctuate more than stocks of other companies. Stocks of these companies may therefore be more vulnerable to adverse developments than those of larger companies. Such stocks may be harder to sell at the times and prices the Fund's Advisor thinks appropriate.

Securities Lending. *Securities lending risk is a principle risk for the Small Cap Fund, the Long/Short Fund and the Emerging Markets Fund.* Each Fund may lend securities from their portfolios to brokers, dealers and other financial institutions. Loans of portfolio securities by a Fund may not exceed 30% of the value of a Fund's total assets, with the exception of the Long/Short Fund and the Foreign Value Small Cap Fund which may lend securities up to 33 1/3% of its total assets. Securities loans are made pursuant to agreements requiring that loans be continuously secured by collateral in cash or cash equivalents (such as U.S. Treasury bills) at least equal at all times to the market value of the securities lent. A Fund may invest the cash collateral received in interest-bearing, short-term securities or receive a fee from the borrower. When a Fund lends its securities, it is responsible for investing the cash it receives as collateral from the borrower, and the portfolio could incur losses in connection with the investment of such cash collateral, often referred to as "investment risk."

A Fund may also lose money from the failure of a borrower to return a borrowed security in a timely manner, often referred to as "borrower default risk". In the event of a borrower default, the Fund will be protected to the extent the portfolio is able to exercise it rights in the collateral promptly and the value of such collateral is sufficient to purchase replacement securities. In addition, the Fund may be protected by its securities lending agent, which has agreed to indemnify the portfolio from losses resulting from borrower default.

During the term of a loan, the Fund will receive the amount of all dividends, interest and other distributions on the loaned securities; however, the borrower has the right to vote the loaned securities. The Fund will call loans to vote proxies if a material issue affecting the investment is to be voted upon.

Derivatives. *Investment derivatives is a principle risk for the Emerging Markets Fund, the Foreign Value Fund and the Foreign Value Small Cap Fund.* Each Fund may invest in derivatives. The Fund may use futures and options on securities, indices and currencies and other derivatives. A derivative is a security or instrument whose value is determined by reference to the value or the change in value of one or more securities, currencies, indices or other financial instruments. Even a small investment in derivatives could have a significant impact on the Fund's risk exposure to stock market values, interest rates or currency exchange rates. Certain derivatives may be less liquid and more difficult to value than other types of securities. Derivatives may be used for both hedging and non-hedging purposes. Derivatives will not be used as a primary investment technique. Non-principal uses could include hedging against adverse changes in stock market prices, interest rates or currency exchange rates; using derivatives as a substitute for buying or selling securities or to increase a Fund's return as a non-hedging strategy that may be considered speculative.

Call Options Risk. Each of the Funds may invest in call options. Risks related to this investment include: *Limited Gains.* By writing (selling) call options (each, a "Call Option") on equity securities, equity indexes and Exchange Traded Funds ("ETFs" and collectively with such equity securities and equity indexes, the "Subject Securities"), the Fund may forego the opportunity to benefit from an increase in the price of the Subject Security above the exercise price of the Call Option, but continues to bear the risk of a decline in the value of the Subject Security. While the Fund will receive a cash premium for writing the Call Option, the price the Fund realizes from the sale of a Subject Security upon exercise of the option could be substantially below such Subject Securities prevailing market price. *Lack of Liquidity for the Call Option.* A liquid market may not exist for a Call Option. If the Fund is not able to close out a Call Option, the Fund will not be able to sell the underlying Subject Security until the Call Option expires or is exercised. *Lack of Liquidity for the Security.* The Fund's investment strategy may also result in a lack of liquidity of the purchase and sale of portfolio securities. Because the Fund will generally hold the Subject Securities underlying a Call Option, the Fund may be less likely to sell the Subject Securities in its portfolio to take advantage of new investment opportunities. *Additional Counterparty Risk.* Selling Call Options may result in increased exposure to the purchaser of the Call Option. The Advisor intends to minimize such counterparty risk by selling Call Options that may be exchange traded. Options contracts traded on the five (5) major U.S. options exchanges, plus numerous non-U.S. options exchanges are guaranteed by the Options Clearing Corporation, thus minimizing the counterparty exposure.

Put Options Risk. Each of the Funds may invest in Put Options. Risks related to this investment include: *Additional Cost.* By purchasing put options (each, a "Put Option") on Subject Securities, the Fund will lock in the ability to sell a Subject Security at a pre-determined target price, but will continue to benefit from any upward movement in the value of the Subject Security. While the Fund will pay a cash premium for purchasing the Put Option, the Advisor believes that the cost of purchasing the Put Option is offset by the ability to sell the Subject Security at a pre-determined price thus locking in a pre-determined gain. *Lack of Liquidity for the Put Option.* A liquid market may not exist for a Put Option. If the Fund is not able to close out a Put Option, the Fund will not be able to sell the underlying Subject Security until the Put Option expires or is exercised. *Lack of Liquidity for the Security.* The Fund's investment strategy may also result in a lack of liquidity of the purchase and sale of portfolio securities. Because the Fund will generally hold the Subject Securities underlying a Put Option, the Fund may be less likely to sell the Subject Securities in its portfolio to take advantage of new investment opportunities. *Additional Counterparty Risk.* Purchasing Put Options may result in increased exposure to the seller of the Put Option. The Advisor intends to minimize such counterparty risk by purchasing Put Options that may be exchange traded. Options contracts traded on the five (5) major U.S. options exchanges, plus numerous non-U.S. options exchanges are guaranteed by the Options Clearing Corporation, thus minimizing the counterparty exposure.

Other Investment Companies. A Fund may invest up to 10% of its total net assets in other investment companies including exchange traded funds ("ETFs") to the extent that such investments are consistent with the Fund's investment objective and policies and permissible under the 1940 Act. A Fund will indirectly bear its proportionate share of any management fees paid by such other investment companies in which it invests in addition to the investment advisory fee paid by the Fund. Shareholders of the Fund would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies.

Short Term Trading. Normally, a Fund's Advisor does not trade for short-term profits. A Fund will sell an investment, however, even if it has only been held for a short time, if it no longer meets a Fund's investment criteria.

Cash Management and Temporary Defensive Strategies. Normally, each Fund's Advisor invests substantially all of a Fund's assets to meet the Fund's investment objective. A Fund's Advisor may invest the remainder of a Fund's assets in short term debt obligations with remaining maturities of less than one year, cash equivalents or may hold cash. For temporary defensive purposes, a Fund's Advisor may determine that market conditions make pursuing the Fund's investment strategies inconsistent with the best interests of its shareholders. A Fund's Advisor may then temporarily use alternative strategies that are mainly designed to limit the Fund's losses. Although a Fund's Advisor has the flexibility to use these strategies, it may choose not to for a variety of reasons, even in very volatile market conditions. These strategies may cause a Fund to miss out on investment opportunities, and may prevent a Fund from achieving its objective.

Changes in Policies. Each Fund's policy of investing at least 80% of its net assets (less borrowings for investment purposes) in a particular type of investment may not be materially revised unless shareholders are notified at least 60 days in advance of the proposed change.

Disclosure of Portfolio Holdings. A description of the Funds' policies and procedures with respect to the disclosure of the Funds' portfolio securities is available in the Funds' Statement of Additional Information.

MANAGEMENT OF THE FUNDS

Quantitative Investment Advisors, Inc, d/b/a Quantitative Advisors, 55 Old Bedford Road, Suite 202, Lincoln, MA 01773 (the "Manager") is responsible for day to day management of the business and affairs of the Funds subject to oversight by the Board of Trustees of the Funds (the "Board").

The Manager

The Manager is a privately held financial services firm providing Management and administrative services and facilities to the Quant Funds. As of March 31, 2010, the firm had approximately $964 million in assets under management.

The Manager may, subject to the approval of the Board of Trustees, choose the investments of the Funds itself or, subject to the approval by the Trustees, select subadvisors (the "Advisors") to execute the day-to-day investment strategies of the Funds. The Manager currently employs Advisors to make the investment decisions and portfolio transactions for each of the Funds and supervises the Advisors' investment programs.

Day-to-day responsibility for investing the Funds' assets currently is provided by the Advisors described below. The Funds have received an exemptive order from the Securities and Exchange Commission that permits the Manager, subject to certain conditions, to enter into or amend an advisory contract with Advisors without obtaining shareholder approval. With Board of Trustee approval, the Manager may employ a new Advisor for a Fund, change the terms of the advisory contracts, or enter into new advisory contracts with the Advisors. The Manager retains ultimate responsibility to oversee the Advisors and to recommend their hiring, termination, and replacement. Shareholders of a Fund continue to have the right to terminate the advisory contract applicable to that Fund at any time by a vote of the majority of the outstanding voting securities of the Fund. Shareholders will be notified of any Advisor changes or other material amendments to an advisory contract that occur under these arrangements.

The Advisors and Portfolio Management

The Advisors provide portfolio management and related services to each Fund, including trade execution.

The Statement of Additional Information provides additional information about each portfolio manager's compensation, other accounts managed by each portfolio manager and each portfolio manager's ownership of shares of his or her Fund.

Quant Small Cap Fund

Advisor. Columbia Partners, L.L.C., Investment Management ("Columbia"), 5425 Wisconsin Avenue, Suite 700, Chevy Chase, MD 20815 serves as the investment subadvisor to the Small Cap Fund. As of March 31, 2010, Columbia had approximately $2.8 billion in assets under management for individual, pension plan and endowment accounts.

Portfolio Management. The Small Cap Fund is co-managed by Rhys Williams and Robert von Pentz who are supported by a team consisting of the following members: Gráinne Coen, Matt Williams, Dan Goldstein, and Mark Tindall. Mr. Williams leads the team and is primarily responsible for day-to-day recommendations with respect to the Fund's portfolio.

Portfolio manager	Portfolio manager experience in this Fund	Primary title(s) with Advisor, primary role and investment experience
Robert A. von Pentz, CFA	Since 1996	Chief Investment Officer and head of Equity Investments since 1996
		Investment professional since 1984
Rhys Williams, CFA	Since 1997	Senior Equity Portfolio Manager since 1997
		Investment professional since 1990
Gráinne Coen	Since 2001	Equity Team Portfolio Manager & Research Analyst since 2001
		Investment professional since 1996
Matt Williams, CPA, CFA	Since 2006	Equity Team Portfolio Manager & Research Analyst since 2006
		Investment professional since 1986. From 2004-2006 as Vice President, Research at Rittenhouse Asset Management and from 2001-2003 as an Analyst/Portfolio Manager at Gardner Lewis Asset Management.
Dan Goldstein, CFA	Since 1996	Equity Team Portfolio Manager & Research Analyst since 1996
		Investment professional since 1994
Mark Tindall, CFA	Since 2003	Equity Team Portfolio Manager & Research Analyst since 2003
		Investment professional since 1998. Prior to joining Columbia, he spent four years analyzing equity securities at AIM Management.

Quant Long/Short Fund

Advisor. Analytic Investors, LLC ("Analytic"), 555 West Fifth Street, 50th Floor, Los Angeles, CA 90013, serves as the investment subadvisor to the Long/Short Fund. Analytic is a subsidiary of Old Mutual plc. Analytic had approximately $8.9 billion of assets under management as of March 31, 2010. Prior to January 2, 2008, the Fund's investment subadvisor was SSgA Funds Management, Inc.

QUANT FUNDS

Portfolio Management. The Long/Short Fund is managed by the US Equity Team at Analytic. The portfolio managers identified below are primarily responsible for the day-to-day management of the Long/Short Fund.

Portfolio manager	Portfolio manager experience in this Fund	Primary title(s) with Advisor, primary role and investment experience
Harindra de Silva, Ph.D., CFA	Portfolio Manager since January 2008	President/Portfolio Manager since 1998
		Investment professional since 1986
Dennis Bein, CFA	Portfolio Manager since January 2008	Chief Investment Officer/Portfolio Manager since 2004; Portfolio Manager from 1995 to 2004
		Investment professional since 1990
Ryan Brown	Portfolio Manager since January 2010	Portfolio Manager since 2007
		Investment professional since 2006

Quant Emerging Markets Fund

Advisor. PanAgora Asset Management, Inc. ("PanAgora"), 470 Atlantic Avenue, Boston, MA 02110, serves as the investment subadvisor to the Emerging Markets Fund. As of March 31, 2010, PanAgora had $16.5 billion in assets under management in portfolios of institutional pension and endowment funds, among others. Putnam Investments LLC is a control person of PanAgora.

Portfolio Management. The Emerging Markets Fund is managed by the following team.

Portfolio manager	Portfolio manager experience in this Fund	Primary title(s) with Advisor, primary role and investment experience
Joel G. Feinberg	Since 2008	Director, Equity Investments
		Investment professional since 2000; from 2002 to 2005 as Senior Associate of Operations at PanAgora; Research Associate in Macro Strategies in 2005 at PanAgora; Portfolio Manager, Equity Investment 2006 to 2008 with PanAgora.
Sanjoy Ghosh, Ph.D.	Since 2008	Director, Equity Investments
		Dr. Ghosh is a Director responsible for managing the firm's dynamic equity investments. Prior to joining PanAgora in 2004, he worked at Putnam Investments as a portfolio manager on the Structured Equity team and has over 6 years investment industry experience.
Ronald Hua, CFA	Since 2008	Chief Investment Officer and Head of Research, Equity Investments
		Mr. Hua is Chief Investment Officer, Equity Investments, is responsible for all equity strategies at PanAgora. He is also a member of the firm's Management, Operating and Investment Committees. Prior to joining PanAgora in 2004, Mr. Hua worked at Putnam Investments as the lead portfolio manager on the Structured Small Cap Equity team, as well as contributing to research on U.S. Large Cap and International strategies. Mr. Hua is a CFA charterholder with over 10 years investment industry experience.

Portfolio manager	Portfolio manager experience in this Fund	Primary title(s) with Advisor, primary role and investment experience
Dmitri Kantsyrev, Ph.D., CFA	Since 2008	Portfolio Manager, Equity Investments
		Dr. Kantsyrev is a Quantitative Analyst on the Dynamic Equity Modeling Team primarily responsible for conducting research for PanAgora's Global and International Equity strategies. Dr. Kantsyrev joined PanAgora in 2007 from the University of Southern California, where he completed his studies in Finance. Dr. Kantsyrev is a CFA charterholder.

Quant Foreign Value Fund and Quant Foreign Value Small Cap Fund

Advisor. Polaris Capital Management, LLC ("Polaris"), 125 Summer Street, Boston, MA 02110, serves as the investment subadvisor to the Foreign Value Fund and the Foreign Value Small Cap Fund. As of March 31, 2010, Polaris had $3.1 billion in assets under management for institutional clients and affluent individuals.

Foreign Value Fund—Portfolio Management. Bernard R. Horn, Jr. is the lead portfolio manager of the Foreign Value Fund. Assistant Portfolio Manager Sumanta Biswas contributes to the day-to-day management of the Fund's portfolio through such means as performing research and management of Polaris' proprietary quantitative model. Mr. Biswas may also provide advice on investment decisions during periods when Mr. Horn is unavailable, but does not generally make the final decision as to which securities to purchase or sell for the Fund. The extent to which Mr. Biswas may perform these functions, and the nature of the functions, may change from time to time.

Portfolio manager	Portfolio manager experience in this Fund	Primary title(s) with Advisor, primary role and investment experience
Bernard R. Horn, Jr.	Since 1998 (Fund inception) Lead Portfolio Manager	Founder and Portfolio Manager since 1995.
		Investment professional since 1980.
		B.S. in business administration Northeastern University 1978. M.S. degree in management from the Alfred P. Sloan School of Management at M.I.T 1980.
Sumanta Biswas, CFA	Since 2004	Assistant Portfolio Manager since 2004.
		Investment professional since 1996; 1996 to 2000 as an officer for the Securities and Exchange Board of India; in 2001 as an intern for Delta Partners; 2002 to 2004 as an Analyst for Polaris.
		M.S. degree Boston College 2001, MBA Calcutta University in India 1996; undergraduate degree in engineering North Bengal University 1993, and a diploma in business finance from the Institute of Chartered Financial Analysts of India.

Foreign Value Small Cap Fund—Portfolio Management. Bernard R. Horn, Jr. is the lead portfolio manager of the Fund. Sumanta Biswas and Bin Xiao contribute to the day-to-day management of the Fund's portfolio through such means as performing research and management of Polaris' proprietary quantitative model. Mr. Biswas and Mr. Xiao may also provide advice on investment decisions during periods when Mr. Horn is unavailable, but does not generally make the final decision as to which securities to purchase or sell for the Fund. The extent to which Mr. Biswas and Mr. Xiao may perform these functions, and the nature of the functions, may change from time to time.

Portfolio manager	Portfolio manager experience in this Fund	Primary title(s) with Advisor, primary role and investment experience
Bernard R. Horn, Jr.	Lead Portfolio Manager since 2008 (Fund inception)	Founder and Portfolio Manager since 1995.
		Investment professional since 1980.
		B.S. in business administration Northeastern University 1978. M.S. degree in management from the Alfred P. Sloan School of Management at M.I.T 1980.
Sumanta Biswas, CFA	Since 2008 (Fund inception) Assistant Portfolio Manager	Assistant Portfolio Manager since 2004.
		Investment professional since 1996; 1996 to 2000 as an officer for the Securities and Exchange Board of India; in 2001 as an intern for Delta Partners; 2002 to 2004 as an Analyst for Polaris.
		M.S. degree Boston College 2001, MBA Calcutta University in India 1996; undergraduate degree in engineering North Bengal University 1993, and a diploma in business finance from the Institute of Chartered Financial Analysts of India.
Bin Xiao, CFA	Analyst since 2008 (Fund inception)	Analyst with Polaris since 2006.
		Internship at HSBC Global Investment Banking in 2005, internship at Polaris in 2004/2005. 2002 to 2004 as a software architect and project manager at PNC Financial Service Group (PFPC), following positions as an information systems engineer and software engineer at Vanguard Group and RIT Research Corporation respectively.
		MBA MIT's Sloan School of Management 2006; M.S. degree computer science Rochester Institute of Technology 2000; undergraduate degree Beijing Institute of Technology in China in 1998. Completed CFA Level III.

Management and Advisory Fees

As compensation for services rendered for fiscal year ended March 31, 2010, each Fund paid the Manager a monthly fee at the annual rate of 1% of the average daily net assets. From the management fee, the Manager pays the expenses of providing investment advisory services to the Funds, including the fees of the Advisors of each individual Fund.

The Funds' semi-annual report to be dated September 30, 2010 will contain a detailed discussion of the Board of Trustees' consideration of the management contract and advisory contracts approved for continuance at Trust's Board meeting in May 2009. The Funds' semi-annual report dated September 30, 2009 contains similar information for the prior year's contract approvals.

Revenue Sharing Payments. The Manager or its affiliates may make payments, out of their own assets to certain intermediaries or their affiliates (including the Distributor, U.S. Boston Capital Corporation) based on sales or assets attributable to the intermediary, or such other criteria agreed to by the Manager. Such payments will be paid by the Manager or its affiliates out of their profits or other available sources and will not impact the total operating expenses of the Fund. The intermediaries to which payments may be made are determined by the Manager. These payments, often referred to as "revenue sharing payments", may be in addition to other payments such as Rule 12b-1 fees and may provide an incentive, in addition to any sales charge, to these firms to actively promote the Funds or to provide marketing or service support to the Funds.

In some circumstances, these payments may create an incentive for an intermediary or its employees or associated persons to recommend or sell shares of a Fund. Please contact your financial intermediary for details about revenue sharing payments it may receive.

Administrative and Processing Support Payments. The Manager or its affiliates may make payments to certain financial intermediaries that sell Fund shares for certain administrative services, including record keeping and sub-accounting shareholder accounts, to the extent that the Funds do not pay for these costs directly. The Manager or its affiliates also may make payments to certain financial intermediaries that sell Fund shares in connection with client account maintenance support, statement preparation and transaction processing. The types of such payments may include, among others, payment of ticket charges per purchase or exchange order placed by a financial intermediary, payment of networking fees in connection with certain mutual fund trading systems, or one-time payments for ancillary services such as setting up funds on a financial intermediary's mutual fund trading system.

Distributor and Distribution Plan

U.S. Boston Capital Corporation is the distributor of the Funds' shares.

The Funds have adopted a distribution plan under Rule 12b-1 to pay for the marketing and distribution of Fund shares and for services provided to shareholders of the Funds' Ordinary Shares as described above. Rule 12b-1 fees are paid out of the Fund's assets on an on-going basis, which will increase the cost of your investment and cost more than other types of sales charges. The distribution fee is not directly tied to the Distributor's expenses. If the Distributor's expenses exceed the Distributor's fee, the Funds are not required to reimburse the Distributor for the excess expenses; if the Distributor's fee exceeds the Distributor's expenses, the Distributor may realize a profit.

SHARE CLASS ELIGIBILITY

The Funds offer two classes of shares through this prospectus: Ordinary Shares and Institutional Shares.

Ordinary Shares are available to all purchasers and are subject to a fee of 0.25% charged pursuant to Rule 12b-1 under the 1940 Act ("12b-1 fee"). Institutional Shares are available to limited classes of purchasers on a "no-load" basis, that is, they are not subject to a sales charge or 12b-1 fee.

At this time the Quant Funds do not accept applications from Foreign Persons (persons who are not U.S. citizens or resident aliens).

Ordinary Shares

The minimum initial investment is generally $2,500. However, you may make a minimum investment of $1,000 if you:

- participate in the Funds' Automatic Investment Plan;

- open a Uniform Gifts/Transfers to Minors account; or

- open an Individual Retirement Account ("IRA") or an account under a similar plan established under the Employee Retirement Income Security Act of 1974, as amended, or for any pension, profit sharing or other employee benefit plan or participant therein, whether or not the plan is qualified under Section 401 of the Internal Revenue Code of 1986, as amended, including any plan established under the Self-Employed Individuals Tax Retirement Act of 1962 (HR-10).

The Manager, at its discretion, may waive these minimums.

You may make subsequent purchases in any amount, although the Manager, at its discretion, reserves the right to impose a minimum at any time.

QUANT FUNDS

Institutional Shares

Institutional Shares are offered to clients who meet eligibility and minimum investment amount requirements. The minimum initial investment amount may be invested in one or more of the Quant Funds that currently offer Institutional Shares. There is no minimum additional investment amount.

Institutional Shares are not subject to any sales charges or fees pursuant to the Funds' 12b-1 Plan.

Minimum Initial Investment	Eligible Classes of Institutional Share Investors
$1 million or more	(i) benefit plans with at least $10,000,000 in plan assets and 200 participants, that either have a separate trustee vested with investment discretion and certain limitations on the ability of plan beneficiaries to access their plan investments without incurring adverse tax consequences or which allow their participants to select among one or more investment options, including the Fund; (ii) banks and insurance companies purchasing shares for their own account; (iii) an insurance company separate account; or (iv) a bank, trust company, credit union, savings institution or other depository institution, its trust departments or common trust funds purchasing for non-discretionary customers or accounts.
$1 million or more in the aggregate	If an account or group of accounts is (a) not represented by a broker/dealer, (b) the minimum initial investment is at least $1 million in the aggregate at the plan, group or organization level and (c) the investment is made by: (1) A private foundation that meets the requirements of Section 501(c)(3) of the Internal Revenue Code; (2) An endowment or organization that meets the requirements of Section 509(a)(1) of the Internal Revenue Code; or (3) A group of accounts related through a family trust, testamentary trust or other similar arrangement purchasing Institutional Shares through or upon the advice of a single fee-paid financial intermediary other than the Manager or Distributor.
None	Investments made for an individual account or a group of accounts: (i) through an eligible mutual fund wrap program. To be eligible, a mutual fund wrap program must offer allocation services, charge an asset-based fee to its participants for asset allocation and/or offer advisory services, and meet trading and operational requirements under an appropriate agreement with the Distributor or clearing entity; or (ii) by registered investment advisors who are (a) charging an asset based fee for their advisory services and (b) purchasing on behalf of their clients. You should ask your investment firm if it offers and you are eligible to participate in such a mutual fund program and whether participation in the program is consistent with your investment goals. The intermediaries sponsoring or participating in these mutual fund programs also may offer their clients other classes of shares of the Quant Funds and investors may receive different levels of services or pay different fees depending upon the class of shares included in the program. Investors should consider carefully any separate transaction

Minimum Initial Investment	Eligible Classes of Institutional Share Investors
	and other fees charged by these programs in connection with investing in each available share class before selecting a share class. Neither the Fund, nor the Manager, nor the Distributor receives any part of the separate fees charged to clients of such intermediaries.
None	(i) any state, county, city, or any instrumentality, department, authority, or agency of these entities or any trust, pension, profit-sharing or other benefit plan for the benefit of the employees of these entities which is prohibited by applicable investment laws from paying a sales charge or commission when it purchases shares of any registered investment management company; or
	(ii) officers, partners, trustees or directors and employees of the Funds, the Funds' affiliated corporations, or of the Funds' Advisors and their affiliated corporations (a "Fund Employee"), the spouse or child of a Fund Employee, a Fund Employee acting as custodian for a minor child, any trust, pension, profit-sharing or other benefit plan for the benefit of a Fund Employee or spouse and maintained by one of the above entities, the employee of a broker-dealer with whom the Distributor has a sales agreement or the spouse or child of such employee.
	To qualify for the purchase of Institutional Shares, Fund Employees and other persons listed in section (ii) must provide Quantitative Institutional Services, a division of the Manager ("Transfer Agent"), with a letter stating that the purchase is for their own investment purposes only and that the shares will not be resold except to the Funds.

The Manager, at its sole discretion, may accept investments of $1 million or more in the aggregate from other classes of investors substantially similar to those listed above. In addition, the Manager may waive or lower initial investment amounts in other circumstances. Please call **1-800-326-2151** for more information.

HOW TO PURCHASE

Making an Initial Investment

You must provide the Fund with a completed Account Application for all initial investments, a copy of which may be obtained by calling **1-800-326-2151**, or online at **www.quantfunds.com**.

Transaction Privileges. If you wish to have telephone exchange or telephone redemption privileges for your account, you must elect these options on the Account Application. *You should carefully review the Application and particularly consider the discussion in this Prospectus regarding the Funds' policies on exchanges of Fund shares and processing of redemption requests.* Some accounts, including IRA accounts, require a special Account Application. See *Investment Through Tax Deferred Retirement Plans*. For further information, including assistance in completing an Account Application, call the Funds' toll-free number 1-800-326-2151. *Generally, shares may not be purchased by facsimile request or by electronic mail.*

Identity Verification. Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. When you open an account, you will need to supply your name, address, date of birth, and other information that will allow the Fund to identify you. The Fund may close your account if it cannot adequately verify your identity. If your account must be closed, your redemption price will be the net asset value (less applicable sales charges) on the date of redemption.

Investments by Check. You may purchase shares of the Funds by sending a check payable in U.S. dollars to Quant Funds specifying the name(s) of the Fund(s) and amount(s) of investment(s), together with the appropriate Account Application (in the case of an initial investment) to:

Quant Funds
Attention: Transfer Agent
55 Old Bedford Road, Suite 202
Lincoln, Massachusetts 01773

If you buy shares with a check that does not clear, your account may be subject to extra charges to cover collection costs. Third party checks, cashiers checks and money orders will not be accepted. Purchases made by check must wait 15 days prior to being liquidated.

Minimum Account Size

Each Quant Fund requires that you maintain a minimum account size, currently 50 shares for Ordinary Shares and 5,000 shares for Institutional Shares. If you hold fewer than the required minimum number of shares in your account, the Fund reserves the right to notify you that it intends to sell your shares and close your account. You will be given 30 days from the date of the notice to make additional investments to avoid having your shares sold and your account closed. This policy does not apply to certain qualified retirement plan accounts.

Automatic Investment Plan

You may participate in the Automatic Investment Plan for the Funds by completing the appropriate section of the Account Application and enclosing a minimum investment of $1,000 per Fund. You must also authorize an automatic withdrawal of at least $100 per account from your checking or similar account each month to purchase shares of a Fund. You may cancel the Plan at any time, but your request must be received five business days before the next automatic withdrawal (generally the 20th of each month) to become effective for that withdrawal. Requests received fewer than five business days before a scheduled withdrawal will take effect with the next scheduled withdrawal. The Funds or the Transfer Agent may terminate the Automatic Investment Plan at any time.

Investments by Wire

If you wish to buy shares by wire, please contact the Transfer Agent at **1-800-326-2151** or your dealer or broker for wire instructions. For new accounts, you must provide a completed Account Application before, or at the time of, payment. To ensure that a wire is credited to the proper account, please specify your name, the name(s) of the Fund(s) and class of shares in which you are investing, and your account number. A bank may charge a fee for wiring funds.

Subsequent Investments

If you are buying additional shares in an existing account, you should identify the Fund and your account number. If you wish to make additional investments in more than one Fund, you should provide your account numbers and identify the amount to be invested in each Fund. You may pay for all purchases with a single check. Additional shares may be purchased by ACH payment as well.

Investments through Tax-Deferred Retirement Plans

The Funds are available for investment through various tax-deferred retirement vehicles. Please call **1-800-326-2151** for assistance. These types of investments may be subject to specific fees.

Confirmation Statements

The transfer agent maintains an account for each investment firm or individual shareholder and records all account transactions. You will be sent confirmation statements showing the details of your transactions as they occur.

HOW TO EXCHANGE

You can exchange all or a portion of your shares between Funds within the same class, subject to the applicable minimum. You may not exchange from one class of shares to another class of shares of the same or a different Fund. There is no fee for exchanges. *The exchange privilege is available only in states where shares of the Fund being acquired may legally be sold. Individual Funds may not be registered in each state. You should be aware that exchanges might produce a gain or loss, as the case may be, for tax purposes.*

You can make exchanges in writing or by telephone, if applicable. Exchanges will be made at the per share net asset value of shares of such class next determined after the exchange request is received in good order by the Fund. If exchanging by telephone, you must call prior to the close of regular trading on the NYSE (ordinarily 4:00 p.m., Eastern time). The Transfer Agent will only honor a telephone exchange if you have elected the telephone exchange option on your Account Application.

Generally, shares may not be exchanged by facsimile request or by electronic mail.

HOW TO REDEEM

Written Request for Redemption

You can redeem all or any portion of your shares by submitting a written request for redemption signed by each registered owner of the shares exactly as the shares are registered. The request must clearly identify the account number and the number of shares or the dollar amount to be redeemed.

If you redeem more than $100,000, or request that the redemption proceeds be paid to someone other than the shareholder of record, or sent to an address other than the address of record, your signature must be guaranteed. The use of signature guarantees is designed to protect both you and the Funds from the possibility of fraudulent requests for redemption.

Generally, shares may not be redeemed by facsimile request or by electronic mail.

Requests should be sent to:

Quant Funds
Attention: Transfer Agent
55 Old Bedford Road, suite 202
Lincoln, Massachusetts 01773

Telephone Redemption

If you have elected the telephone redemption option on your Account Application, you can redeem your shares by calling the Transfer Agent at **1-800-326-2151** provided that you have not changed your address of record within the last thirty days. You must make your redemption request prior to the close of regular trading on the NYSE (ordinarily 4:00 p.m., Eastern Time). Once you make a telephone redemption request, you may not cancel it. The Funds, the Manager, the Distributor, and the Transfer Agent will not be liable for any loss or damage for acting in good faith on exchange or redemption instructions received by telephone reasonably believed to be genuine. The Funds employ reasonable procedures to confirm that instructions communicated by telephone are genuine. It is the Funds' policy to require some form of personal identification prior to acting upon instructions received by telephone, to provide written confirmation of all transactions effected by telephone, and to mail the proceeds of telephone redemptions only to the redeeming shareholder's address of record.

Automatic Withdrawal Plan

If you have a minimum of $10,000 in your account, you may request withdrawal of a specified dollar amount (a minimum of $100) on either a monthly, quarterly or annual basis. You may establish an Automatic Withdrawal Plan by completing the Automatic Withdrawal Form, which is available by calling **1-800-326-2151**. You may stop your Automatic Withdrawal Plan at any time.

Additionally, the Funds or the Transfer Agent may choose to stop offering the Automatic Withdrawal Plan.

You can directly redeem shares of a Fund by written request, by telephone (if elected in writing) and by automatic withdrawal. Redemptions will be made at the per share net asset value of such shares next determined after the redemption request is received in good order by the Fund.

Good order means that:

- You have provided adequate instructions

- There are no outstanding claims against your account

- There are no transaction limitations on your account

Medallion signature guarantees and other requirements

You are required to obtain a medallion signature guarantee when you are:

- Requesting certain types of transfers or exchanges or sales of fund shares in excess of $100,000

- Requesting a redemption within 30 days of changing your account registration or address

- Requesting a redemption, exchange or transfer to someone other than the account owner(s).

Please call **1-800-326-2151** if you have questions on whether a signature guarantee is needed.

You can obtain a signature guarantee from most broker-dealers, banks, credit unions (if authorized under state law) and federal savings and loan associations. You cannot obtain a signature guarantee from a notary public.

The Transfer Agent will accept redemption requests only on days the NYSE is open. The Transfer Agent will not accept requests for redemptions that are subject to any special conditions or which specify a future or past effective date, except for certain notices of redemptions exceeding $250,000 (see *Payment of Redemption Amount*).

Payment of Redemption Amount

The Funds will generally send redemption proceeds within three business days of the execution of a redemption request. However, if the shares to be redeemed represent an investment made by check or through the Automatic Investment Plan, the Funds reserve the right to hold the redemption check until monies have been collected by the Fund from the customers' bank.

The Funds may suspend this right of redemption and may postpone payment for more than seven days only when the NYSE is closed for other than customary weekends and holidays, or if permitted by the rules of the Securities and Exchange Commission during periods when trading on the NYSE is restricted or during any emergency which makes it impracticable for the Funds to dispose of their securities or to determine fairly the value of their net assets, or during any other period permitted by order of the Securities and Exchange Commission. As set forth in the Prospectus, the Funds may also delay payment of redemption proceeds from shares purchased by check until the check clears, which may take seven business days or longer.

Redemptions In-Kind

For redemptions in excess of $250,000, or 1% of the Fund's net assets, whichever is less, the Funds have reserved the right to pay redemption proceeds by a distribution in-kind of portfolio securities (rather than cash).

CALCULATION OF NET ASSET VALUE

You may purchase shares of each class of a Fund at the per share net asset value of shares of such class next determined after your purchase order is received in good order by the Fund. Orders received prior to the close of regular trading on the New York Stock Exchange ("NYSE") (ordinarily 4:00 p.m., Eastern time), will receive that day's closing price. The Funds will accept orders for purchases of shares on any day on which the NYSE is open. The offering of shares of the Funds, or of any particular Fund, may be suspended from time to time, and the Funds reserve the right to reject any specific order.

Net asset value for one Fund share is the value of that share's portion of all of the net assets in the Fund. A Fund calculates its net asset value by adding the value of the Fund's investments, cash, and other assets, subtracting its liabilities, and then dividing the result by the number of shares outstanding.

Net asset value per share of each class of shares of a Fund will be determined as of the close of trading on the NYSE (ordinarily 4:00 p.m., Eastern time) on each day on which the NYSE is open for trading. Currently, the NYSE is closed Saturdays, Sundays, and the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, the Fourth of July, Labor Day, Thanksgiving and Christmas. The Emerging Markets Fund, Foreign Value Fund and Foreign Value Small Cap Funds may invest in securities listed on foreign exchanges that trade on days on which those Funds do not compute net asset value (i.e., Saturdays, Sundays and Exchange holidays) and the net asset value of shares of those Funds may be significantly affected on such days.

The Funds' assets are valued primarily on the basis of market quotations, valuations provided by independent pricing services or, if quotations are not readily available, or the market value has been materially affected by events occurring after the closing of an exchange or market and before the calculation of a Fund's net asset value (a significant event), at fair value as determined in good faith in accordance with procedures approved by the Trustees. Other significant events which may materially affect market values may include a halt in trading for an individual security, significant fluctuations in domestic or foreign markets, or the unexpected close of a securities exchange or market as a result of natural disaster, an act of terrorism or significant governmental action. For certain securities, where no sales have been reported, the Fund may value such securities at the last reported bid price. Short-term investments that mature in sixty-days (60) or less are valued at amortized cost.

Generally, Emerging Markets Fund, Foreign Value Fund and Foreign Value Small Cap Fund hold securities that are primarily listed and traded on a foreign exchange. Funds holding foreign securities translate values for any portfolio investments quoted in foreign currencies into U.S. dollars using currency exchange rates. As a result, changes in the value of those currencies in relation to the U.S. dollar may affect a Fund's net asset value. Because foreign markets may be open at different times than the NYSE, the value of a Fund's shares may change on days when shareholders are not able to buy or sell them. Many securities markets and exchanges outside the U.S. close before the close of the NYSE and before the time the net asset value for a Fund is calculated. Occasionally, events affecting the value of foreign securities or currencies may occur between the close of the market on which the security trades and the close of the NYSE which will not be reflected in the computation of a Fund's net asset value. If events materially affecting the value of a Fund's securities occur during such a period, then such securities may be valued at their fair value as determined in good faith in accordance with procedures approved by the Trustees.

QUANT FUNDS

SHAREHOLDER ACCOUNT POLICIES

Household Delivery of Fund Documents

The Funds will send a single proxy statement, prospectus and shareholder report to your residence for you and any other member of your household who has an account with the Funds. If you wish to revoke your consent to this practice, you may do so by notifying the Funds, by phone or in writing (see "How to contact us"). The Funds will begin mailing separate proxy statements, prospectuses and shareholder reports to you within 30 days after receiving your notice.

Privacy

The Funds have a policy that protects the privacy of your personal information. A copy of the Funds' privacy notice was given to you at the time you opened your account. The Funds will send you a copy of the privacy notice each year. You may also obtain the privacy notice by calling the transfer agent or through the Funds' website.

Excessive Trading

Frequent trading into and out of a Fund can disrupt portfolio management strategies, harm Fund performance by forcing the Fund to hold excess cash or to liquidate certain portfolio securities prematurely and increase expenses for all investors, including long-term investors who do not generate these costs. An investor may use short-term trading as a strategy, for example, if the investor believes that the valuation of a Fund's portfolio securities for purposes of calculating its net asset value does not fully reflect the then current fair market value of those holdings. Funds investing in foreign securities or small cap securities may have increased exposure to the risks of short term trading.

Each of the Quant Funds discourages, and does not take any intentional action to accommodate, excessive and short-term trading practices, such as market timing. Although there is no generally applied standard in the marketplace as to what level of trading activity is excessive, we may consider trading in a Fund's shares to be excessive for a variety of reasons, such as if:

- You sell shares within a short period of time after the shares were purchased;

- You make two or more purchases and redemptions within a short period of time;

- You enter into a series of transactions that is indicative of a timing pattern or strategy; or

- We reasonably believe that you have engaged in such practices in connection with other mutual funds.

The Board of Trustees has adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares by Fund investors. Pursuant to these policies and procedures, we monitor selected trades periodically in an effort to detect excessive short-term trading. If we determine that an investor or a client of a broker has engaged in excessive short-term trading that we believe may be harmful to a Fund, we will ask the investor or broker to cease such activity and we will refuse to process purchase orders (including purchases by exchange) of such investor, broker or accounts that we believe are under their control. In determining whether to take such actions, we seek to act in a manner that is consistent with the best interests of each Fund's shareholders. While we use our reasonable efforts to detect excessive trading activity, there can be no assurance that our efforts will be successful or that market timers will not employ tactics designed to evade detection. If we are not successful, your return from an investment in a Fund may be adversely affected.

Frequently, Fund shares are held through omnibus accounts maintained by financial intermediaries such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Our ability to monitor trading practices by investors purchasing shares through omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in observing the Funds' policies.

Each Fund may reject: (i) a purchase or exchange order before its acceptance or (ii) an order prior to issuance of shares. The Fund may also restrict additional purchases or exchanges in an account. Each of these steps may be taken, for any reason, without prior notice, including transactions that a Fund believes are requested on behalf of market timers. Each Fund reserves the right to reject any purchase request by any investor or financial institution if the Fund believes that any combination of trading activity in the account or related accounts is potentially disruptive to the Fund. A prospective investor whose purchase or exchange order is rejected will not achieve the investment results, whether gain or loss, that would have been realized if the order were accepted and an investment made in the Fund. The Funds and their agents may make exceptions to these policies if, in their judgment, a transaction does not represent excessive trading or interfere with the efficient management of a Fund's portfolio, such as purchases made through systematic purchase plans or payroll contributions.

The Funds may impose further restrictions on trading activities by market timers in the future. The Funds' prospectus will be amended or supplemented to reflect any material additional restrictions on trading activities intended to prevent excessive trading.

OTHER POLICIES

Each of the Funds reserve the right to:

- charge a fee for exchanges or to modify, limit or suspend the exchange privilege at any time without notice. A Fund will provide 60 days' notice of material amendments to or termination of the exchange privilege.

- revise, suspend, limit or terminate the account options or services available to shareholders at any time, except as required by the rules of the Securities and Exchange Commission;

- charge a fee for wire transfers of redemption proceeds or other similar transaction processing fees; and

- suspend transactions in Fund shares when trading on the NYSE is closed or restricted, when the Securities and Exchange Commission determines an emergency or other circumstances exist that make it impracticable for the Funds to sell or value their portfolio securities.

DIVIDENDS, DISTRIBUTIONS, AND FEDERAL TAXATION

Dividends and Distributions

Each Fund's policy is to pay at least annually as dividends substantially all of its net investment income and to distribute annually substantially all of its net realized capital gains, if any, after giving effect to any available capital loss carryover. Normally, distributions are made once a year in December.

Unless you elect otherwise, all distributions will be automatically reinvested in additional shares of the Fund you own. You may also elect to have dividends, capital gains, or both paid in cash. You will be sent a check for your dividends, capital gains and other distributions if the total distribution is at least ten dollars. If the distribution is less than ten dollars, it may be automatically reinvested in additional shares of the same class of the Fund you own. All distributions, whether received in shares or cash, are taxable and must be reported by you on your federal income tax returns.

Taxes

The tax discussion in this Prospectus is only a summary of certain U.S. federal income tax issues generally affecting the Funds and their shareholders. The following assumes that a Fund's shares will be capital assets in the hands of a shareholder. Circumstances among investors may vary, so you are encouraged to discuss investment in a Fund with your tax advisor. The Funds will distribute all, or substantially all, of their net investment income and net capital gains to their respective shareholders each year. Although the Funds will not be taxed on amounts they distribute, most shareholders will be taxed on amounts they receive.

QUANT FUNDS

For mutual funds generally, dividends from net investment income (other than qualified dividend income, as described below) and distributions of net short-term capital gains are taxable to you as ordinary income under federal income tax laws whether paid in cash or in additional shares. Distributions from net long-term gains are taxable as long term taxable gains regardless of the length of time you have held the shares and whether you were paid in cash or additional shares.

Under current U.S. federal income tax law (in effect for taxable years beginning on or before December 31, 2010), distributions of earnings from qualifying dividends received by a Fund from domestic corporations and qualified foreign corporations will be taxable to non-corporate shareholders at the same rate as long-term capital gains, which is currently 15%, instead of at the ordinary income rate, provided certain requirements are satisfied. It is currently unclear whether the U.S. Congress will extend this treatment to taxable years beginning after December 31, 2010.

Distributions, whether received as cash or reinvested in additional shares, may be subject to federal income taxes. Dividends and distributions may also be subject to state or local taxes. Depending on the tax rules in the state in which you live, a portion of the dividends paid by each Fund attributable to direct obligations of the U.S. Treasury and certain agencies may be exempt from state and local taxes.

Selling or exchanging your Fund shares is a taxable event and may result in capital gain or loss. A capital gain or capital loss may be realized from an ordinary redemption of shares or an exchange of shares between two mutual funds. Any capital loss incurred on the sale or exchange of Fund shares held for six months or less will be treated as a long-term loss to the extent of long-term capital gain dividends received with respect to such shares. Additionally, any loss realized on a sale, redemption or exchange of shares of a Fund may be disallowed under “wash sale” rules to the extent the shares disposed of are replaced with other shares of that same Fund within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to a dividend reinvestment in shares of a Fund. If disallowed, the loss will be reflected in an adjustment to the tax basis of the shares acquired. You are responsible for any tax liabilities generated by your transactions. The wash sale rules are not applicable with respect to money market fund shares.

You will be notified after each calendar year of the amount of income, dividends and net capital gains distributed. You will also be advised of the percentage of the dividends from the Funds, if any, that are exempt from federal income tax and the portion, if any, of those dividends that is a tax preference item for purposes of the alternative minimum tax. If you purchase shares of a Fund through a financial intermediary, that entity will provide this information to you.

Each Fund intends to qualify each year as a regulated investment company. A regulated investment company generally is not subject to tax at the fund level on income and gains from investments that are distributed to shareholders. However, a Fund’s failure to qualify as a regulated investment company would result in fund level taxation and therefore, a reduction in income available for distribution.

Each Fund is required to withhold a legally determined portion, currently 28%, of all taxable dividends, distributions and redemption proceeds payable to any noncorporate shareholder that does not provide the Fund with a shareholder’s correct taxpayer identification number or certification that the shareholder is not subject to backup withholding. This is not an additional tax but can be credited against your tax liability. Shareholders that invest in a Fund through a tax-deferred account, such as a qualified retirement plan, generally will not have to pay tax on dividends until they are distributed from the account. These accounts are subject to complex tax rules, and you should consult your tax advisor about investing through such an account. Foreign shareholders invested in a Fund should consult with their tax advisors as to if and how the U.S. federal income tax law and its withholding requirements apply to them.

Foreign Income Taxes. Investment income received by a Fund from sources within foreign countries may be subject to foreign income taxes withheld at the source. The United States has entered into tax treaties with many foreign countries which would entitle a Fund to a reduced rate of such taxes or exemption from taxes on such income. It is impossible to determine the effective rate of foreign tax for a Fund in advance since the amount of the assets to be invested within various countries is not known.

If more than 50% in value of a Fund's total assets at the close of any taxable year consists of securities of foreign corporations, the Fund may file an election with the Internal Revenue Service (the "Foreign Election") that may permit you to take a credit (or a deduction) for foreign income taxes paid by such Fund. A Fund may be subject to certain holding period requirements with respect to securities held to take advantage of this credit. If the Foreign Election is made by a Fund, and you choose to use the foreign tax credit, you would include in your gross income both dividends received from such Fund and foreign income taxes paid by such Fund. You would be entitled to treat the foreign income taxes withheld as a credit against your U.S. federal income taxes, subject to the limitations set forth in the Internal Revenue Code with respect to the foreign tax credit generally. Alternatively, you could treat the foreign income taxes withheld as an itemized deduction from adjusted gross income in computing taxable income rather than as a tax credit. It is anticipated that each Fund will qualify to make the Foreign Election; however, a Fund cannot be certain that it will be eligible to make such an election or that you will be eligible for the foreign tax credit.

Fund distributions also may be subject to state, local and foreign taxes, which are not addressed in this Prospectus or the Statement of Additional Information.

FINANCIAL HIGHLIGHTS

The financial highlights tables are intended to help you understand each Fund's financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns represent the rate that an investor would have earned or lost on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Funds' financial statements, which have been audited by Tait, Weller & Baker LLP, the Funds' independent registered public accounting firm. Its report and each Fund's financial statements are included in the Funds' annual report to shareholders, which is available upon request. Information for the fiscal years ended March 31, 2006 and March 31, 2007 was audited by another independent registered public accounting firm.

FINANCIAL HIGHLIGHTS
FOR QUANT SMALL CAP FUND

(For a share outstanding throughout each period)

	Ordinary Shares				
	Years Ending March 31,				
	2010	2009	2008	2007	2006
Net Asset Value, Beginning of Period	$ 10.22	$ 19.45	$ 23.88	$ 22.99	$ 21.13
Income from Investment Operations:					
Net investment income (loss) (a)(b)(c)	0.11	0.06	0.07	(0.19)	(0.22)
Net realized and unrealized gain/(loss) on securities	6.15	(9.23)	(3.56)	2.91	5.16
Total from Investment Operations	6.26	(9.17)	(3.49)	2.72	4.94
Less Distributions:					
Dividends from net investment income	(0.03)	—	(0.11)	—	—
Distributions from realized capital gains	—	(0.06)	(0.83)	(1.83)	(3.08)
Total Distributions	(0.03)	(0.06)	(0.94)	(1.83)	(3.08)
Net Asset Value, End of Period	$ 16.45	$ 10.22	$ 19.45	$ 23.88	$ 22.99
Total Return (d)	61.27%	(47.11)%	(15.17)%	12.01%	24.51%
Net Assets, End of Period (000's)	$99,444	$61,943	$119,949	$124,998	$98,879
Ratios and Supplemental Data:					
Ratios of expenses to average net assets: (e)					
Gross	1.65%	1.64%	1.59%*	1.82%	1.88%
Net	1.65%	1.64%	1.59%*	1.82%	1.88%
Ratio of net investment income (loss) to average net assets (c)	0.81%	0.31%	0.31%	(0.80)%	(1.00)%
Portfolio Turnover	50%	72%	39%	41%	57%

* The expense ratio declined from the year ended March 31, 2007 to year ended March 31, 2008 as a result of the reduction of the 12b-1 fee from 50 basis points to 25 basis points on June 1, 2007.

FINANCIAL HIGHLIGHTS
FOR QUANT SMALL CAP FUND (continued)

(For a share outstanding throughout each period)

	Institutional Shares				
	Years Ending March 31,				
	2010	2009	2008	2007	2006
Net Asset Value, Beginning of Period	$11.51	$ 21.86	$ 26.71	$ 25.39	$ 22.96
Income from Investment Operations:					
Net investment income (loss) (a)(b)(c)	0.20	0.10	0.12	(0.08)	(0.12)
Net realized and unrealized gain/(loss) on securities	6.91	(10.39)	(3.94)	3.23	5.63
Total from Investment Operations	7.11	(10.29)	(3.82)	3.15	5.51
Less Distributions:					
Dividends from net investment income	(0.06)	—	(0.20)	—	—
Distributions from realized capital gains	—	(0.06)	(0.83)	(1.83)	(3.08)
Total Distributions	(0.06)	(0.06)	(1.03)	(1.83)	(3.08)
Net Asset Value, End of Period	$18.56	$ 11.51	$ 21.86	$ 26.71	$ 25.39
Total Return (d)	61.83%	(47.04)%	(14.87)%	12.58%	25.06%
Net Assets, End of Period (000's)	$7,146	$ 7,281	$24,282	$12,400	$12,298
Ratios and Supplemental Data:					
Ratios of expenses to average net assets: (e)					
Gross	1.41%	1.42%	1.30%	1.31%	1.38%
Net	1.41%	1.42%	1.30%	1.31%	1.38%
Ratio of net investment income (loss) to average net assets (c)	1.35%	0.48%	0.45%	(0.30)%	(0.50)%
Portfolio Turnover	50%	72%	39%	41%	57%

(a) Per share numbers have been calculated using the average shares method.
(b) Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.
(c) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment prior to certain reclassifications for federal income or excise taxes.
(d) Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the Financial Statements.
(e) Ratios of expenses to average net assets:
   — Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
   — Net (total expenses net of fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).

FINANCIAL HIGHLIGHTS
FOR QUANT LONG/SHORT FUND

(For a share outstanding throughout each period)

	Ordinary Shares				
	Years Ended March 31,				
	2010	2009	2008	2007	2006
Net Asset Value, Beginning of Period	$ 8.24	$ 14.07	$ 17.04	$ 14.76	$ 12.88
Income from Investment Operations:					
Net investment income (loss) (a)(b)(c)	0.05	(0.04)	(0.09)	(0.02)	0.03
Net realized and unrealized gain/(loss) on securities	3.10	(5.78)	(2.30)	2.33	1.86
Total from Investment Operations	3.15	(5.82)	(2.39)	2.31	1.89
Less Distributions:					
Dividends from net investment income	(0.02)	(0.01)	—	(0.03)	(0.01)
Distributions from realized capital gains	—	—	(0.58)	—	—
Total Distributions	(0.02)	(0.01)	(0.58)	(0.03)	(0.01)
Net Asset Value, End of Period	$ 11.37	$ 8.24	$ 14.07	$ 17.04	$ 14.76
Total Return (d)	38.30%	(41.36)%	(14.43)%	15.63%	14.67%
Net Assets, End of Period (000's)	$54,213	$43,014	$69,767	$75,376	$59,975
Ratios and Supplemental Data:					
Ratios of expenses to average net assets: (e)					
Gross	2.10%	2.71%	2.18%	1.74%	1.65%
Net including dividend and interest expense for securities sold short	2.10%	2.71%	2.12%	1.71%	1.61%
Net excluding dividend and interest expense for securities sold short	1.92%	1.98%	1.90%	1.69%	—
Ratio of net investment income (loss) to average net assets (c)	0.50%	(0.38)%	(0.52)%	(0.14)%	0.21%
Portfolio Turnover Excluding Short Positions (f)	191%	207%	171%	83%	105%

Note: This fund changed its investment strategy on November 1, 2006.

FINANCIAL HIGHLIGHTS
FOR QUANT LONG/SHORT FUND (continued)

(For a share outstanding throughout each period)

	Institutional Shares				
	Years Ending March 31,				
	2010	2009	2008	2007	2006
Net Asset Value, Beginning of Period	$ 8.54	$ 14.71	$ 17.80	$15.40	$13.43
Income from Investment Operations:					
Net investment income (loss) (a)(b)(c)	0.08	(0.10)	(0.10)	0.06	0.10
Net realized and unrealized gain/(loss) on securities	3.22	(6.02)	(2.41)	2.44	1.94
Total from Investment Operations	3.30	(6.12)	(2.51)	2.50	2.04
Less Distributions:					
Dividends from net investment income	(0.04)	(0.05)	—	(0.10)	(0.07)
Distributions from realized capital gains	—	—	(0.58)	—	—
Total Distributions	(0.04)	(0.05)	(0.58)	(0.10)	(0.07)
Net Asset Value, End of Period	$11.80	$ 8.54	$ 14.71	$17.80	$15.40
Total Return (d)	38.71%	(41.66)%	(14.49)%	16.22%	15.19%
Net Assets, End of Period (000's)	$ 591	$ 584	$ 1,009	$1,279	$ 984
Ratios and Supplemental Data:					
Ratios of expenses to average net assets: (e)					
Gross	1.81%	3.19%	2.23%	1.25%	1.16%
Net including dividend and interest expense for securities sold short	1.81%	3.19%	2.17%	1.22%	1.11%
Net excluding dividend and interest expense for securities sold short	1.63%	2.46%	1.95%	1.20%	—
Ratio of net investment income (loss) to average net assets (c)	0.75%	(0.86)%	(0.56)%	0.35%	0.71%
Portfolio Turnover Excluding Short Positions (f)	191%	207%	171%	83%	105%

(a) Per share numbers have been calculated using the average shares method.
(b) Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.
(c) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment prior to certain reclassifications for federal income or excise taxes.
(d) Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the Financial Statements.
(e) Ratios of expenses to average net assets:
    — Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
    — Net (total expenses net of fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
(f) Portfolio turnover is calculated on long security positions only. Short positions are generally held for less than one year.

FINANCIAL HIGHLIGHTS
FOR QUANT EMERGING MARKETS FUND

(For a share outstanding throughout each period)

	Ordinary Shares				
	Years Ended March 31,				
	2010	2009	2008	2007	2006
Net Asset Value, Beginning of Period	$ 12.06	$ 27.04	$ 23.34	$ 19.85	$ 14.23
Income from Investment Operations:					
Net investment income (loss) (a)(b)(c)	0.18	0.33	0.26	0.16	0.21
Net realized and unrealized gain/(loss) on securities	9.05	(14.76)	4.42	4.02	6.28
Total from Investment Operations	9.23	(14.43)	4.68	4.18	6.49
Less Distributions:					
Dividends from net investment income	(0.06)	(0.43)	(0.16)	(0.22)	(0.22)
Distributions from realized capital gains	—	(0.12)	(0.82)	(0.47)	(0.65)
Total Distributions	(0.06)	(0.55)	(0.98)	(0.69)	(0.87)
Net Asset Value, End of Period	$ 21.23	$ 12.06	$ 27.04	$ 23.34	$ 19.85
Total Return (d)	76.56%	(53.27)%	19.35%	21.36%	46.77%
Net Assets, End of Period (000's)	$205,727	$164,133	$491,462	$276,698	$144,088
Ratios and Supplemental Data:					
Ratios of expenses to average net assets: (e)					
Gross	1.74%	1.67%	1.60%	1.67%	1.83%
Net	1.74%	1.67%	1.60%	1.67%	1.83%
Ratio of net investment income (loss) to average net assets (c)	0.99%	1.66%	0.91%	0.77%	1.23%
Portfolio Turnover	120%	67%	18%	24%	34%

FINANCIAL HIGHLIGHTS
FOR QUANT EMERGING MARKETS FUND (continued)

(For a share outstanding throughout each period)

	Institutional Shares				
	Years Ending March 31,				
	2010	2009	2008	2007	2006
Net Asset Value, Beginning of Period	$ 12.19	$ 27.46	$ 23.67	$ 20.11	$14.39
Income from Investment Operations:					
Net investment income (loss) (a)(b)(c)	0.27	0.34	0.33	0.21	0.29
Net realized and unrealized gain/(loss) on securities	9.11	(14.98)	4.50	4.08	6.35
Total from Investment Operations	9.38	(14.64)	4.83	4.29	6.64
Less Distributions:					
Dividends from net investment income	(0.09)	(0.51)	(0.22)	(0.26)	(0.27)
Distributions from realized capital gains	—	(0.12)	(0.82)	(0.47)	(0.65)
Total Distributions	(0.09)	(0.63)	(1.04)	(0.73)	(0.92)
Net Asset Value, End of Period	$ 21.48	$ 12.19	$ 27.46	$ 23.67	$20.11
Total Return (d)	77.02%	(53.17)%	19.67%	21.68%	47.39%
Net Assets, End of Period (000's)	$26,247	$25,664	$40,501	$12,759	$1,707
Ratios and Supplemental Data:					
Ratios of expenses to average net assets: (e)					
Gross	1.50%	1.48%	1.39%	1.41%	1.45%
Net	1.50%	1.48%	1.39%	1.41%	1.45%
Ratio of net investment income (loss) to average net assets (c)	1.48%	1.82%	1.12%	1.02%	1.75%
Portfolio Turnover	120%	67%	18%	24%	34%

(a) Per share numbers have been calculated using the average shares method.
(b) Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.
(c) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment prior to certain reclassifications for federal income or excise taxes.
(d) Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the Financial Statements.
(e) Ratios of expenses to average net assets:
 — Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
 — Net (total expenses net of fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).

FINANCIAL HIGHLIGHTS
FOR QUANT FOREIGN VALUE FUND

(For a share outstanding throughout each period)

	Ordinary Shares				
	Years Ended March 31,				
	2010	2009	2008	2007	2006
Net Asset Value, Beginning of Period	$ 6.97	$ 19.87	$ 23.07	$ 19.91	$ 15.92
Income from Investment Operations:					
Net investment income (loss) (a)(b)(c)	0.13	0.35	0.19	0.18	0.24(f)
Net realized and unrealized gain/(loss) on securities	5.71	(11.53)	(2.11)	4.12	3.96
Total from Investment Operations	5.84	(11.18)	(1.92)	4.30	4.20
Less Distributions:					
Dividends from net investment income	(0.36)	(0.11)	(0.19)	(0.07)	(0.13)
Distributions from realized capital gains	—	(1.61)	(1.09)	(1.07)	(0.08)
Total Distributions	(0.36)	(1.72)	(1.28)	(1.14)	(0.21)
Net Asset Value, End of Period	$ 12.45	$ 6.97	$ 19.87	$ 23.07	$ 19.91
Total Return (d)	84.05%	(55.95)%	(8.71)%	22.08%	26.59%
Net Assets, End of Period (000's)	$369,626	$193,798	$781,136	$778,104	$441,614
Ratios and Supplemental Data:					
Ratios of expenses to average net assets: (e)					
Gross	1.62%	1.62%	1.56%	1.60%	1.69%
Net	1.62%	1.62%	1.56%	1.60%	1.69%
Ratio of net investment income (loss) to average net assets (c)	1.17%	2.49%	0.83%	0.88%	1.41%(f)
Portfolio Turnover	24%	20%	44%	19%	29%

FINANCIAL HIGHLIGHTS
FOR QUANT FOREIGN VALUE FUND (continued)

(For a share outstanding throughout each period)

	Institutional Shares				
	Years Ending March 31,				
	2010	2009	2008	2007	2006
Net Asset Value, Beginning of Period	$ 6.98	$ 19.98	$ 23.19	$ 20.01	$ 15.98
Income from Investment Operations:					
Net investment income (loss) (a)(b)(c)	0.14	0.38	0.26	0.25	0.29(g)
Net realized and unrealized gain/(loss) on securities	5.71	(11.60)	(2.13)	4.12	3.98
Total from Investment Operations	5.85	(11.22)	(1.87)	4.37	4.27
Less Distributions:					
Dividends from net investment income	(0.38)	(0.17)	(0.25)	(0.12)	(0.16)
Distributions from realized capital gains	—	(1.61)	(1.09)	(1.07)	(0.08)
Total Distributions	(0.38)	(1.78)	(1.34)	(1.19)	(0.24)
Net Asset Value, End of Period	$ 12.45	$ 6.98	$ 19.98	$ 23.19	$ 20.01
Total Return (d)	84.12%	(55.85)%	(8.49)%	22.37%	26.96%
Net Assets, End of Period (000's)	$68,067	$47,090	$140,999	$115,200	$30,972
Ratios and Supplemental Data:					
Ratios of expenses to average net assets: (e)					
Gross	1.37%	1.38%	1.32%	1.35%	1.45%
Net	1.37%	1.38%	1.32%	1.35%	1.45%
Ratio of net investment income (loss) to average net assets (c)	1.29%	2.77%	1.18%	1.13%	1.70%(g)
Portfolio Turnover	24%	20%	44%	19%	29%

(a) Per share numbers have been calculated using the average shares method.
(b) Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.
(c) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment prior to certain reclassifications for federal income or excise taxes.
(d) Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the Financial Statements.
(e) Ratios of expenses to average net assets:
   — Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
   — Net (total expenses net of fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
(f) Includes non-recurring income of $277,072.
(g) Includes non-recurring income of $22,928.

QUANT FUNDS

FINANCIAL HIGHLIGHTS
FOR QUANT FOREIGN VALUE SMALL CAP FUND

(For a share outstanding throughout each period)

	Ordinary Shares	
	Period Ended March 31,	
	2010	2009
Net Asset Value, Beginning of Period	$ 4.82	$ 10.00
Income from Investment Operations:		
Net investment income (loss) (a)(b)(c)	0.07	0.03
Net realized and unrealized gain/(loss) on securities	5.42	(5.15)
Total from Investment Operations	5.49	(5.12)
Less Distributions:		
Dividends from net investment income	(0.03)	(0.04)
Distributions from realized capital gains	—	(0.02)
Total Distributions	(0.03)	(0.06)
Net Asset Value, End of Period*	$ 10.28	$ 4.82
Total Return (d)	114.00%	(51.25)%
Net Assets, End of Period (000's)	$124,971	$18,978
Ratios and Supplemental Data:		
Ratios of expenses to average net assets: (e)		
Gross	1.64%	2.00%**
Net	1.64%	1.97%**
Ratio of net investment income (loss) to average net assets (c)	0.82%	0.66%**
Portfolio Turnover	14%	10%

FINANCIAL HIGHLIGHTS
FOR QUANT FOREIGN VALUE SMALL CAP FUND (continued)

(For a share outstanding throughout each period)

	Institutional Shares	
	Period Ending March 31,	
	2010	2009
Net Asset Value, Beginning of Period	$ 4.82	$ 10.00
Income from Investment Operations:		
Net investment income (loss) (a)(b)(c)	0.11	0.07
Net realized and unrealized gain/(loss) on securities	5.41	(5.19)
Total from Investment Operations	5.52	(5.12)
Less Distributions:		
Dividends from net investment income	(0.04)	(0.04)
Distributions from realized capital gains	—	(0.02)
Total Distributions	(0.04)	(0.06)
Net Asset Value, End of Period*	$ 10.30	$ 4.82
Total Return (d)	114.55%	(51.20)%
Net Assets, End of Period (000's)	$ 8,103	$ 3,592
Ratios and Supplemental Data:		
Ratios of expenses to average net assets: (e)		
Gross	1.43%	1.88%**
Net	1.43%	1.85%**
Ratio of net investment income (loss) to average net assets (c)	1.27%	1.10%**
Portfolio Turnover	14%	10%

* Fund commenced operations May 1, 2008.
** Annualized.
(a) Per share numbers have been calculated using the average shares method.
(b) Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.
(c) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment prior to certain reclassifications for federal income or excise taxes.
(d) Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the Financial Statements.
(e) Ratios of expenses to average net assets:
— Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
— Net (total expenses net of fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).

QUANT FUNDS

OBTAINING ADDITIONAL INFORMATION

More information about the Quant Funds may be obtained free upon request.

The Funds' *Statement of Additional Information* (SAI) and annual and semi-annual reports to shareholders include additional information about the Funds. The Funds' annual report discusses the market conditions and investment strategies that significantly affected each Fund's performance during its last fiscal years. The SAI, the Fund's financial statements and the independent registered public accounting firm's report on the financial statements included in the Funds' most recent annual report to shareholders, are incorporated by reference into this Prospectus, which means they are part of this Prospectus for legal purposes. The Funds' also file their complete schedules of portfolio holdings with the SEC for the 1st and 3rd quarters of each fiscal year on Form N-Q. The Funds' most recent portfolio holdings, as filed on Form N-Q, are also available at www.quantfunds.com.

If you have questions about the Funds or your account, or you wish to obtain free copies of the Funds' current SAI or annual or semi annual reports, please contact your financial advisor or contact us by mail, by telephone or on the Internet.

By Mail:	**Quantitative Institutional Services**	**By Telephone: 800-326-2151**
	55 Old Bedford Road	**On the Internet: www.quantfunds.com**
	Suite 202	
	Lincoln, MA 01773	

You may review and obtain copies of the Quant Funds' SAI, financial reports, Forms N-Q and other information at the SEC's Public Reference Room in Washington, D.C. You may also access reports and other information about the Funds on the EDGAR database on the SEC's Internet site at http://www.sec.gov. You may get copies of this information, after payment of a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-1520. Please call the SEC at 1-202-551-8090 for information about the operation of the Public Reference Room. You may need to refer to the Funds' file number.

SEC 1940 Act File #811-3790.

Distributed by U.S. Boston Capital Corporation, member FINRA, SIPC

NOTES



QUANT FUNDS
DISCIPLINED INVESTING

55 Old Bedford Road
Suite 202
Lincoln MA 01773

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